1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No        X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date May 18, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the contents of this circular, you should obtain independent professional advice.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited, you should at once hand this circular, together with the accompanying reply slip and form of proxy, to the purchaser or to the transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

BONUS ISSUE OF SHARES

AND

INFORMATION OF CERTAIN RESOLUTIONS OF

THE ANNUAL GENERAL MEETING FOR

THE FINANCIAL YEAR ENDED 31ST DECEMBER, 2004

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“A Share(s)”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“ADS(s)”	American depository share(s) of the Company, each representing ownership of 50 H Shares, which are listed on the New York Stock Exchange

“Annual General Meeting”	the annual general meeting for the financial year ended 31st December, 2004 of the Company to be held at 8:30 a.m. on Tuesday, 28th June, 2005 (or any adjournment thereof), notice of which is set out on pages 67 to 71 of this circular

“Articles of Association”	the articles of association of the Company

“Board”	the board of Directors

“Bonus Share Issue”	the proposed issue of Bonus Shares through the capitalization of the capital reserve of the Company to the Shareholders on the basis of six Bonus Shares for every ten existing Shares held on the Record Date upon and subject to the terms and conditions set out in this circular

“Bonus Share(s)”	new Share(s) to be allotted, issued and distributed pursuant to the Bonus Share Issue

“Bonus H Share(s)”	new H Share(s) to be allotted, issued and distributed pursuant to the Bonus Share Issue to the holders of H Shares

“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares and A Shares of which are listed on the Main Board of the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively

“Daily Connected Transaction(s)”	the daily connected transactions (having the meaning ascribed to it under the Shanghai Listing Rules)

“Dividends”	the proposed cash dividend of RMB799.2 million (tax included) or RMB0.26 per Share (tax included)

DEFINITIONS

“Director(s)”	the directors of the Company

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“HKSCC”	Hong Kong Securities Clearing Company Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Latest Practicable Date”	10th May, 2005, being the latest practicable date for the purpose of ascertaining certain information for inclusion in this circular

“New York Stock Exchange”	New York Stock Exchange Inc.

“Parent Company”	Yankuang Corporation Group Limited, a company incorporated in the PRC and wholly-owned by the State and a controlling shareholder of the Company holding 54.33% of the total share capital of the Company

“PRC”	the People’s Republic of China

“Predecessor”	the predecessor of the Company

“Record Date”	28th May, 2005, being the record date by reference to which entitlements to the Bonus Share Issue and the Dividends will be determined

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	(the Rules Governing the Listing of Shares on the Shanghai Stock Exchange)

“Share(s)”	ordinary share (including H Shares, A Shares and non-listed state legal person shares) of RMB1.00 each in the ordinary share capital of the Company

“Shareholders”	the shareholders of the Company

“Supervisor(s)”	the supervisors of the Company

EXPECTED TIMETABLE

2005
Last day of trading in H Shares cum entitlements to the Bonus H Shares and the Dividends	Wednesday, 25th May

First day of trading in H Shares ex entitlements to the Bonus H Shares and the Dividends	Thursday, 26th May

Latest time for lodging transfer documents and share certificates of H Shares for share transfer registration (to qualify for entitlements to the Bonus H Shares and the Dividends)	4:00 p.m. on Friday, 27th May

Closure of H Share Register (both days inclusive)

From	Saturday, 28th May

To	Tuesday, 28th June

Record Date for entitlements to the Bonus H Shares and the Dividends	Saturday, 28th May

Latest date for lodging reply slips for the Annual General Meeting	Wednesday, 8th June

Latest time for lodging forms of proxy for the Annual General Meeting	8:30 a.m. on Monday, 27th June

Date and time of the Annual General Meeting	8:30 a.m. on Tuesday, 28th June

Register of members reopens	Wednesday, 29th June

Despatch of share certificates for Bonus H Shares and the Dividends on or before	Friday, 26th August

First day of dealings in Bonus H Shares on or before	Monday, 29th August

LETTER FROM THE BOARD

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

Directors:	Registered office:
Wang Xin	298 South Fushan Road
Geng Jiahuai	Zoucheng
Yang Deyu	Shandong Province 273500
Mo Liqi	PRC
Wang Bangjun
Yang Jiachun	Principal place of business
Wu Yuxiang	in Hong Kong:
Wang Xinkun	Rooms 805-808
Dong Yunqing	Alexandra House
16-20 Chater House
Independent Non-executive Directors:	Hong Kong
Fan Weitang
Cui Jianmin
Wang Xiaojun
Wang Quanxi
13th May, 2005

To the Shareholders

Dear Sir or Madam,

BONUS ISSUE OF SHARES

AND

INFORMATION OF CERTAIN RESOLUTIONS OF

THE ANNUAL GENERAL MEETING FOR

THE FINANCIAL YEAR ENDED 31ST DECEMBER, 2004

INTRODUCTION

As stated in the announcement of results for the year ended 31st December, 2004 made by the Company on 26th April, 2005, the Board proposed a declaration of the Dividends and a Bonus Share Issue, which are, among others, to be submitted for approval by the Shareholders at the Annual General Meeting.

LETTER FROM THE BOARD

In accordance with the Hong Kong Listing Rules, the Company is required to issue a circular to the Shareholders in connection with the Bonus Share Issue. The Company also includes explanations on certain special matters to be considered in the Annual General Meeting for the purpose of providing you with further information to enable you to make a decision on whether to vote for or against the resolutions to be proposed at the Annual General Meeting which will be convened for the purpose of considering and, if thought fit, approving, among others, the following:

(a)	the Bonus Share Issue;

(b)	the approval of a type of Daily Connected Transaction;

(c)	the proposed amendments to the existing Articles of Association as set out in Appendix I to this circular;

(d)	the appointment of Directors to a new session of the Board and Supervisors to a new session of the supervisory committee of the Company; and

(e)	the approval and adoption of three sets of procedural rules and one set of measures of the Company as set out in Appendices IV, V, VI and VII to this circular.

The notice of the Annual General Meeting is set out on pages 67 to 71 of this circular.

BONUS SHARE ISSUE

It was announced on 26th April, 2005 in conjunction with the announcement of the Company’s results for the year ended 31st December, 2004 that, in addition to the declaration of the Dividends (i.e. a dividend of RMB0.26 per Share (tax included)), a Bonus Share Issue would be proposed to the Shareholders. For holders of H Shares, those whose names appear on the H Share register of members of the Company on the Record Date shall be entitled to the Dividends and the Bonus Shares. Subject to the fulfillment of the conditions set out in the section headed “Conditions of the Bonus Share Issue” below, the Bonus Share Issue will be made on the basis of six Bonus Shares (through the capitalization of the capital reserve of the Company), credited as fully paid, for every ten existing Shares then held. The Bonus Shares will rank pari passu in all respects with the existing Shares, save and except that holders of the Bonus Shares will not be entitled to the Bonus Share Issue or the Dividends. Fractional Shares shall be issued and distributed to the Shareholders as aforesaid.

Based on 3,074,000,000 Shares in issue as at the Latest Practicable Date and on the assumptions that no new Shares are allotted or issued and no existing Shares are repurchased prior to the Record Date, upon satisfaction of the conditions set out in the section headed “Conditions of the Bonus Share Issue” below, the total number of Bonus Shares to be issued pursuant to the Bonus Share Issue will be 1,844,400,000, in which 734,400,000 Bonus H Shares will be issued to the holders of H Shares and 1,110,000,000 Bonus Shares will be issued to the holders of A shares and holders of non-listed state legal person shares. Bonus H Shares to be issued in respect of H Shares represented by ADSs shall be deposited with the custodian for the Bank of New York as depository bank in respect of the ADSs. Additional ADSs representing the Bonus H Shares shall be issued to holders and beneficial owners of ADSs as of Thursday 26th May, 2005, the ADS holder record date. The additional ADSs shall rank pari passu with existing ADSs, save and except that the Bonus Shares represented by the additional ADSs shall not be entitled to the Bonus Share Issue or the Dividends. Additional ADSs shall be issued net of applicable charges and fees of the depositary bank. Fractional ADSs will be paid to the ADSs holders proportionally in cash that is derived from sales of the underlying H Shares of such fractional ADSs in Hong Kong. It is proposed that the Directors be authorised to capitalise an amount of RMB 1,844,400,000 in the capital reserve of the Company and to apply such amounts in paying up in full the Bonus Shares.

LETTER FROM THE BOARD

A special resolution (i.e. resolution no. 6 in the notice of Annual General Meeting) will be proposed at the Annual General Meeting to approve, among others, the Dividends and the Bonus Share Issue.

Conditions of the Bonus Share Issue

The Bonus Share Issue is conditional upon the following:

(i)	the passing of the special resolution to approve the Bonus Share Issue at the Annual General Meeting;

(ii)	in respect of the Bonus H Shares, the Listing Committee of the Hong Kong Stock Exchange granting the listing of, and permission to deal in, the Bonus H Shares; and

(iii)	the New York Stock Exchange approving the supplemental listing application for additional ADSs to be issued in respect of Bonus H Shares.

Closure of H Share Register

The H Share register will be closed from 28th May, 2005 to 28th June, 2005 (both days inclusive), during which time no transfers of H Shares will be registered. Holders of H shares who wish to attend and vote at the Annual General Meeting and be qualified for entitlement to the Dividends and the Bonus H Shares must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited no later than 4:00 p.m. on 27th May, 2005. Please refer to note (E) of the notice of Annual General Meeting set out on pages 67 to 71 of this circular for further details.

Listing and Dealings

The H Shares of the Company are listed on the Hong Kong Stock Exchange whereas the Company’s A Shares are listed on the Shanghai Stock Exchange. Application will be made to the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Bonus H Shares. The Company’s ADSs are listed on New York Stock Exchange. A supplemental listing application will be filed with the New York Stock Exchange in respect of the additional ADSs to be issued.

Upon the Bonus Share Issue becoming unconditional, it is expected that certificates for the Bonus H Shares will be despatched by ordinary post to those entitled thereto at their own risk on or before 26th August, 2005. In the case of joint holders of H Shares, certificates for the Bonus H Shares (which are not renounceable) will be despatched by ordinary post to the address of the first-named member on the register of members. The Bonus H Shares will only be listed and dealt in on the Hong Kong Stock Exchange and no listing or permission to deal is proposed to be sought for the Bonus H Shares on any stock exchange other than the Hong Kong Stock Exchange.

LETTER FROM THE BOARD

Subject to the granting of the listing of, and permission to deal in, the Bonus H Shares on the Hong Kong Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Bonus H Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Bonus H Shares on the Hong Kong Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Hong Kong Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Dealings in the Bonus H Shares on the Hong Kong Stock Exchange are expected to commence on or before 29th August, 2005 and will be subject to stamp duty in Hong Kong. The Company will make an announcement once the first day of dealings in the Bonus H Shares is determined.

Reasons for the Bonus Share Issue

The Bonus Share Issue is a return to the long-term support and care of the Shareholders to the Company. The Bonus Share Issue will also allow Shareholders to participate in the business growth of the Company. In addition, it will provide the Company with a wider capital base and therefore increase the marketability of the Shares.

Warning of Risks of Dealing in Shares

Holders of H Shares should note that H Shares will be dealt with on an ex-entitlements basis commencing from Thursday, 26th May 2005. The Bonus Share Issue is conditional upon the conditions set out in the paragraph headed “Conditions of the Bonus Share Issue” in the section headed “Bonus Share Issue” above. Any Shareholder or other person dealing in the Shares up to the date on which such conditions are fulfilled will accordingly bear the risk that the Bonus Share Issue cannot become unconditional and may not proceed. Shareholders and potential investors should therefore exercise caution when dealing in the Shares, and if they are in any doubt about their position, they should consult their professional advisers.

APPROVAL OF A DAILY CONNECTED TRANSACTION

Pursuant to the Shanghai Listing Rules, the Company is required to estimate the anticipated total amount of each type of its Daily Connected Transactions for the year 2005 and any of those Daily Connected Transactions the anticipated total amount of which exceed certain threshold is subject to approval of the independent shareholders. An announcement in this connection was published in the domestic China Securities Journal, Shanghai Securities News and in Wen Wei Po, South China Morning Post of Hong Kong on 26th April, 2005. Among the anticipated amounts of the various types of Daily Connected Transactions, the total amount of the transaction type “Sale of Products and Commodities” is anticipated to be RMB1,339,509,000 which exceeds 5% of the most recently audited net asset value of the Company (in accordance with PRC GAAP) and hence, pursuant to the Shanghai Listing Rules, shall be subject to approval by Shareholders in a general meeting of the Company.

LETTER FROM THE BOARD

The anticipated “Sale of Products and Commodities” transaction of the Company is implemented in accordance with the Materials and Services Supply Agreement and its supplemental agreements (which have obtained the approval from the independent Shareholders) and is necessary in the ordinary course of business of the Company.

In respect of the anticipated amount mentioned above, an ordinary resolution (i.e. resolution no. 5 in the notice of Annual General Meeting) will be put forward to the Shareholders for approval at the Annual General Meeting. In respect of this resolution, the Parent Company, being a connected shareholder, will give up its voting rights in the Annual General Meeting.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Directors also propose to amend the Articles of Associations in accordance with the requirements of the Shanghai Stock Exchange and the China Securities Regulatory Commission relating to the articles of association of PRC listed companies and to meet the needs of the daily operations of the Company.

The proposed amendments to the Articles of Associations are subject to the approval of the Shareholders by way of a special resolution (i.e. resolution no. 7 in the notice of Annual General Meeting) at the Annual General Meeting. Details of the proposed amendments are set out in Appendix I to this circular.

ELECTION OF DIRECTORS OF A NEW SESSION OF THE BOARD

The term of the second session of the Board commenced on 22nd April, 2002. An ordinary resolution (i.e. resolution no. 8 in the notice of Annual General Meeting) is submitted to the Shareholders at the Annual General Meeting to ratify and confirm the Directors of the second session of the Board to continue carrying out their duties as Directors from 22nd April, 2005 to the conclusion of the Annual General Meeting.

Pursuant to Articles 93 and 106 of the Articles of Association, the Board shall comprise 13 Directors and the Directors are entitled to re-election and be re-elected. The second session of the Board nominated a total of 13 Directors for election, namely Wang Xin, Geng Jiahuai, Yang Deyu, Shi Xuerang, Chen Changchun,Wu Yuxiang, Wang Xinkun, Chen Guangshui, Dong Yuqing, Pu Hongjiu, Cui Jianmin, Wang Xiaojun and Wang Quanxi. Out of the 13 candidates mentioned above, Pu Hongjiu, Cui Jianmin, Wang Xiaojun and Wang Quanxi were nominated for election as the independent non-executive Directors.

Two separate ordinary resolutions (i.e. resolution nos. 9 and 10 in the notice of Annual General Meeting), one of which is for the appointment of the independent non-executive Directors and the other one is for the appointment of the other Directors, will be put forward to the Shareholders for approvals at the Annual General Meeting.

LETTER FROM THE BOARD

Each of these resolutions for the appointment of Directors (i.e. resolution nos. 9 and 10 in the notice of Annual General Meeting) will be voted by way of a cumulative voting system, details are as follows:

(a)	Independent non-executive Directors shall be elected separately with other members of the Board, i.e. the election of independent non-executive Directors is to be considered in resolution no. 10 whereas the election of other members of the Board is to be separately considered in resolution no. 9.

(b)	For each of resolution nos. 9 and 10, each share having voting right held by a Shareholder has the number of votes equal to the number of nominated Directors, i.e. each share has an aggregate of 9 votes in resolution no. 9 and an aggregate of 4 votes in resolution no. 10. The Shareholder may freely allocate his/her votes among the Directors nominated in each of resolution nos. 9 and 10, either to allocate to different persons, or to vote all his/her votes in favour of one person. For the avoidance of doubt, the votes in resolution no. 9 cannot be allocated to and voted in resolution no. 10 and vice versa.

Biography of each of the proposed Directors is set out in Appendix II to this circular.

ELECTION OF SUPERVISORS OF A NEW SESSION OF THE SUPERVISORY COMMITTEE OF THE COMPANY

The term of the second session of the supervisory committee of the Company commenced on 22nd April, 2002. An ordinary resolution (i.e. resolution no. 8 in the notice of Annual General Meeting) is submitted to the Shareholders at the Annual General Meeting to ratify and confirm the Supervisors of the second session of the supervisory committee of the Company to continue carrying out their duties as Supervisors from 22nd April, 2005 to the conclusion of the Annual General Meeting.

Pursuant to Articles 133 and 134 of Articles of Association, the supervisory committee of the Company shall comprise 5 Supervisors and the Supervisors are entitled to re-election and be re-elected. 4 out of the 5 Supervisors shall be elected by the Shareholders in general meetings whereas the remaining one shall be elected by the employees of the Company at a meeting of the Company’s employee representatives. The second session of the supervisory committee of the Company nominated a total of 4 Supervisors for election, namely Meng Xianchang, Song Guo, Zhang Shengdong and Liu Weixin. One other Supervisor has been nominated and will be elected by the Company’s employee representatives.

The re-election of the Supervisors (excluding the one representing and elected by the employees of the Company) will be put forward to the Shareholders for approval at the Annual General Meeting by way of an ordinary resolution (i.e. resolution no. 11 in the notice of Annual General Meeting), which will be voted by way of a cumulative voting system, details are as follows:

For resolution no. 11, each share having voting right held by a Shareholder has the number of votes equal to the number of nominated Supervisors, i.e. each share has an aggregate of 4 votes in resolution no. 11. The Shareholder may freely allocate his/her votes among the Supervisors nominated in resolution no. 11, either to allocate to different persons, or to vote all his/her votes in favour of one person. For the avoidance of doubt, the votes in resolution no. 11 cannot be allocated to and voted in resolution nos. 9 and/or 10 and vice versa.

LETTER FROM THE BOARD

Biography of each of the proposed Supervisors and of the Supervisor who represents the employees and is not required to be elected by the Shareholders is set out in Appendix III to this circular.

APPROVAL AND ADOPTION OF 3 SETS OF RULES OF PROCEDURES AND ONE SET OF MANAGEMENT MEASURES

In addition, in accordance with the requirements of the China Securities Regulatory Commission relating to corporate governance of PRC listed companies and in order to encourage the Directors to enhance the quality of decision-making, the Directors propose to submit the following rules of procedures and measures to the Shareholders for approvals by way of four separate ordinary resolutions (resolution nos. 12, 13, 14 and 15 in the notice of Annual General Meeting) at the Annual General Meeting:

(a)	Rules of Procedure for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited;

(b)	Rules of Procedure for the Board of Directors of Yanzhou Coal Mining Company Limited;

(c)	Rules of Procedure for the Supervisory Committee of Yanzhou Coal Mining Company Limited; and

(d)	Management Measures for the Directors’ Decision Making Risk Fund of Yanzhou Coal Mining Company Limited.

Details of the above rules of procedures and measures are set out in Appendices IV, V, VI and VII, respectively.

ANNUAL GENERAL MEETING

The notice convening the Annual General Meeting is set out on pages 67 to 71 of this circular. A form of proxy and a reply slip are enclosed with this circular.

PROCEDURES TO DEMAND POLL

Pursuant to Article 70 of the Articles of Association, at any Shareholders’ general meeting, a resolution shall be decided on a show of hands unless a poll is demanded:

(a)	by the chairman of the meeting;

(b)	by at least two (2) Shareholders present in person or by proxy entitled to vote thereat;

(c)	by one (1) or more Shareholders present in person or by proxy and representing 10 % or more of all shares carrying the right to vote at the meeting,

before or after a vote is carried out by a show of hands.

The demand for a poll may be withdrawn by the person who demands the same.

LETER FROM THE BOARD

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATION

The Board believes that the ordinary and special resolutions to be put before the Annual General Meeting are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends you to vote in favour of all the ordinary resolutions and special resolutions to be proposed at the Annual General Meeting.

By order of the Board of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

APPENDIX I	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The proposed amendments to the Articles of Association are set out as follows:

1.	The following in the original Article 3 of the Articles of Association:

“The Company’s address: 40 Fushan Road, Zoucheng, Shandong Province, China.”

be amended as follows:

“The Company’s address: 298 South Fushan Road, Zoucheng, Shandong Province, China.”

2.	The following of the first paragraph of the original Article 6 of the Articles of Association:

“The Company’s Articles of Association shall take effect from the date of establishment of the Company.”

be amended as follows:

“The Company’s Articles of Association shall take effect from the date on which approval by the State Council’s foreign trade and economic authorities has been obtained.”

3.	Two new articles be inserted after the original Article 51 of the Articles of Association as follows:

“The controlling shareholders of the Company and persons in actual control of the Company have fiduciary duties towards the Company and the public shareholders. The controlling shareholders shall exercise his rights as investors strictly in accordance with the laws. The controlling shareholders cannot damage the lawful rights of the Company and public shareholders by means of connected transaction, profit distribution, assets restructuring, external investment, use of capital and loan guarantee etc”...

“A sound investor relationship management working system shall be established, and the communication and interaction with the shareholders especially the public shareholders shall be initiated and strengthened through various ways.”

4.	A new article be inserted after the original Article 53 of the Articles of Association as follows:

“A cumulative voting system shall be implemented in the election of directors (including independent directors) and supervisors (non-employee representative) at the shareholders’ general meeting of the Company.

When electing directors at the shareholders’ general meeting, the independent directors shall be elected separately with other members of the board of directors. Each share having voting rights held by a shareholder has the number of votes equal to the number of nominated directors. A shareholder may freely allocate his votes among the nominated directors, either to allocate to a number of persons, or to vote all his/her votes in favour of one person.

APPENDIX I	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

When electing supervisors at the shareholders’ general meeting, each share having voting rights held by a shareholder has the number of votes equal to the number of nominated supervisors. A shareholder may freely allocate his votes among the nominated supervisors, either to allocate to a number of persons, or to vote all his/her votes in favour of one person.”

5.	Two new articles be inserted after the original Article 67 of the Articles of Association as follows:

“The Company shall, with its priority to ensure that the shareholders’ general meeting is legal and effective, enlarge the proportion of public shareholders participating in the shareholders’ general meeting through various manner and means including providing modern information technological means such as voting platform through internet.

When the five issues set out in paragraph 2 of Article 81 of the Articles of Association are proposed to be considered at the shareholders’ general meeting of the Company, domestic shareholders shall be given an online voting platform in addition to live meetings.

Online voting access for domestic shareholders shall be provided through internet service providers designated by China Securities Regulatory Commission and Shanghai Stock Exchange. The holders of Overseas Listed Foreign Invested Shares will not be provided with online voting access.

Upon completion of the voting process at the shareholders’ general meeting, the Company shall consolidate, in respect of each proposal, the voting results of live meeting, online voting and other forms of voting in accordance with the relevant regulation, then can make announcement. Before making formal announcement of the result of vote, the internet service providers of the shareholders’ general meeting, the Company and major shareholder have the obligation to keep the circumstances of the voting process confidential.”

“The board of directors, independent directors and shareholders qualified under the relevant regulation may collect voting rights at the shareholders’ general meeting from the shareholders of the Company. The voting rights shall be collected without compensation and full disclosure of information shall be made to the collectees.”

6.	Two new articles be inserted after the original Article 75 of the Articles of Association as follows:

“The Company shall establish and perfect the voting system for public shareholders in respect of significant issues.

APPENDIX I	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The following issues or the relevant applications in relation to such issues proposed to the shareholders’ general meeting shall be only carried out upon approval at the shareholders’ general meeting and approval by the public shareholders representing more than half of the votes cast by the public shareholders present at the shareholders’ general meeting:

(1)	Any issue of new shares by the Company to the public (including issue of Overseas Listed Foreign Invested Shares or other equity securities), issue of convertible debentures, placing of shares to existing shareholders (except those for which the controlling shareholders have undertaken to fully subscribe in cash before the shareholders’ general meeting is convened);

(2)	Substantial assets restructuring of the Company where the total consideration for the assets proposed to be acquired is or higher than 20% of the audited net book value of such assets;

(3)	Repayment of debts owing to the Company by any shareholder by means of his/her equity interests in the Company;

(4)	Overseas listing of any subsidiaries of the Company which have a significant impact on the Company;

(5)	Other relevant issues which may have a significant impact on the interests of the public shareholders in respect of the development of the Company.”

“Under circumstances as prescribed in the above article, after the Company making public announcement of the notice of shareholders’ general meeting, the notice of the shareholders’ general meeting shall be published once again within 3 days after the share registration day.”

7.	A new article be inserted after the original Article 83 of the Articles of Association as follows:

“When the five issues set out in paragraph 2 of Article 81 of the Articles of Association are proposed to be considered at the shareholders’ general meeting of the Company, the announcement of the resolutions of the shareholders’ general meeting shall set out the number of public shareholders voting, the total number of shares held by them and the proportion in the total number of shares held by them and disclose the shareholdings of the 10 largest public shareholders voting as well as the result of their votes.”

8.	A new article be inserted after the original Article 84 of the Articles of Association as follows:

“The Company shall formulate rules of the shareholders’ general meeting, which shall be drawn up by the board of directors and be considered as well as approved in the shareholders’ general meeting.”

APPENDIX I	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

9.	The following in the original Article 99 of the Articles of Association:

“The Company has established a system of independent directors. There shall be four (4) independent directors in the Company. They are directors who do not hold any positions in the Company other than as director and do not maintain with the Company and its substantial shareholders a connection which may hamper their independent and objective judgments.”

be amended as follows:

“Independent Directors are directors who do not hold any positions in the Company other than as director and do not maintain with the Company and its substantial shareholders a connection which may hamper their independent and objective judgments.”

10.	Two new articles be inserted after the original Article 101 of the Articles of Association as follows:

“The board of directors, the supervisory committee, and the shareholders who hold more than 1% issued shares individually or jointly may nominate candidates for independent directors to be elected at the shareholders’ general meeting.

More than one third of the members of the board of directors shall be independent directors, and at least one of the independent directors shall have accounting expertise.”

“The term of office of the independent directors is the same with that of the other directors of the Company. The term is renewable upon re-election after expiry, but shall not be more than six (6) years.

Any independent director shall not be removed before the expiry of his term of office without appropriate reason. Any removal before the expiry of term shall be disclosed by the Company as a special discloseable matter.”

11.	The following of the original Article 102 of the Articles of Association:

“Apart from the powers granted to directors by the Company Law and other relevant laws, regulations and these Articles of Association, the independent directors shall have the following special powers:

(1)	Connected transactions whose total amount exceeds Renminbi 3 million or 5% of the Company’s most recently audited net asset value to be conducted between the Company and a connected person shall be endorsed by the independent directors before submitting to the board of directors for consideration. Prior to making a judgement, the independent directors may appoint an intermediary to prepare an independent financial consultant report as a basis of their judgement.

(2)	The independent directors may recommend the board of directors to engage or cease to engage an accounting firm;

APPENDIX I	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

(3)	The independent directors may request the board of directors to convene an extraordinary general meeting;

(4)	The independent directors may suggest the convening of a meeting of the board of directors;

(5)	The independent directors may engage external audit institutions or consultant institutions independently.

Independent directors exercising the above powers should first obtain the consent of more than half of all independent directors. If the above recommendations are not accepted or the above powers cannot be exercised normally, the Company shall disclose the details accordingly.”

be amended as follows:

“Apart from the powers granted to directors by the Company Law and other relevant laws, regulations and these Articles of Association, the independent directors shall have the following special powers:

(1)	Substantial connected transactions (determined in accordance with the standard promulgated from time to time by the regulatory organizations of the place where the Company’s shares are listed), and engaging or ceasing to engage an accounting firm, shall be agreed by more than one-half of the independent directors before submitting to the board of directors for discussion.

(2)	The independent directors may request the board of directors to convene an extraordinary general meeting, and suggest the convening of a board meeting, and publicly collect voting rights from the shareholders before the shareholders’ general meeting, which shall all be agreed by more than one-half of the independent directors.

(3)	With the consent of all the independent directors, the independent directors may engage external audit institutions or consultative institutions independently to provide audit and consultation for specific matters of the Company, the relevant costs of which shall be undertaken by the Company.

If the above recommendation are not accepted or the above powers can not be exercised ordinarily, the Company shall disclose the circumstances accordingly.”

12.	The following of sub-paragraph (4) of the original Article 103 of the Articles of Association:

“(4) existing or new loans or other transactions involving funds totaling more than Renminbi 3 million or 5% of the most recently audited net asset value of the Company between the Company and the Company’s shareholders, persons in actual control of the Company and their affiliates, and whether the Company has taken effective measures to recover the moneys owed to it;”

APPENDIX I	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

be amended as follows:

“(4) existing or new loans or other transactions involving funds which are substantial (determined in accordance with the standard promulgated from time to time by the regulator organizations of the place where the Company’s shares are listed) between the Company and the Company’s shareholders, persons in actual control of the Company and their affiliates, and whether the Company has taken effective measures to recover the moneys owed to it;”

13.	A new sub-paragraph be inserted after sub-paragraph (4) of the original Article 103 of the Articles of Association as follows:

“(5) a plan of profit distribution in cash which has not yet been formulated by the board of directors of the Company;”

14.	Two new articles to be inserted after the original Article 103 of the Articles of Association as follows:

“Independent directors shall attend the meetings of the board of directors on time understand the production business and operation of the Company, and initiate investigation to gain information required for making decision.

Independent directors shall submit an annual report for at the annual general meeting of the Company providing explanation in respect of the performance of their duties.”

“The independent directors shall perform their duties honestly and faithfully, and protect the Company’s interests, especially paying attention to the protection of the legal rights of public shareholders.

The independent directors shall perform his duties independently, without being affected by major shareholders of the Company, persons in actual control or other entities or individuals which have conflicting interest with the Company, its major shareholders and persons in actual control.”

15.	Two new articles be inserted after the original Article 104 of the Articles of Association as follows:

“The Company shall set up a work system for the independent directors, ensuring that they have the same right of being informed as the other directors. The Company shall promptly provide the independent directors with relevant materials and information, regularly notify them of the operation of the Company, and organise on-site visit by the independent directors if necessary.”

“An independent director may tender his resignation before the expiry of his term of office. He should deliver a written resignation letter to the board of directors, which explains any circumstances that are relevant to his resignation or that he considered necessary for the shareholders and creditors to pay attention.

APPENDIX I	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

If an independent director’s resignation results in the number of independent directors or member of the board of directors falling below the legally prescribed minimum or the minimum under the Articles of Association, before the appointment of a new independent director, the independent director shall perform his duties according to the laws, administrative regulations and requirements under this Article of Association. The board of directors shall convene a shareholders’ general meeting within two months to elect a replacement. If not within two months, the independent director may not continue to perform his duties.”

16.	The following paragraph be inserted after the first paragraph of the original Article 108 of the Articles of Association:

“The rules of meetings of the board of directors shall be drafted by the board of director of the Company and be considered and approved at the shareholders’ general meeting.”

17.	The following of the first paragraph of the original Article 112 of the Articles of Association:

“The time limits for the delivery of such notices are: for a board meeting, at least five (5) days before the meeting; and for an extraordinary meeting, at least two (2) days before the meeting.”

be amended as follows:

“The time limits for the delivery of such notices are: for a board meeting, at least five (5) days before the meeting; and for an extraordinary meeting, at least three (3) days before the meeting.”

18.	The following in paragraph (4) of the original Article 115 of the Articles of Association:

“If a director or his Associate(s) (as defined in the Listing Rules of the Stock Exchange of Hong Kong) is interested in a matter to be discussed at a board of directors’ meeting, such director shall excuse himself from such meeting, shall not have any voting rights in respect thereof and shall not be counted as part of the quorum of such board of directors’ meeting. If the number of disinterested directors participating in the meeting is less than half of all directors of the Company, the interested directors may, with the approval of the relevant securities regulatory authority, participate in voting and be counted as part of the quorum. The Company should make a detailed explanation in the relevant announcement.”

be amended as follows:

“When passing a resolution in relation to connected transaction at a board meeting, or where any director or any of its Associates (as defined under the Listing Rules of the Stock Exchange of Hong Kong) is connected with such resolution, such connected director shall excuse himself from the board meeting, shall not have any voting rights in respect thereof and shall not be counted as part of the quorum of the board meeting. If a quorum is not formed at the board meeting as a result of the absence of the connected director, all directors (including the connected director) shall pass a resolution in relation to the procedural issues on submitting such transaction for consideration at a shareholders’ general meeting of the Company, such that relevant resolutions in respect of such transaction can be passed at the shareholders’ general meeting.”

APPENDIX I	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

19.	Two new sub-paragraphs be inserted after sub-paragraph (3) of the original Article 121 of the Articles of Association as follows:

“(4) to be responsible for the Company’s management for investors relation.

(5) to actively co-operate with the independent directors in performing their duties.”

20.	A new article be inserted after the original Article 138 of the Articles of Association as follows:

“The supervisory committee shall formulate its rules of meetings to ensure its working efficiency and scientific decision.

The rules of meetings of the supervisory committee shall be drafted by the supervising committee of the Company and be considered and approved at the shareholders’ general meeting.”

21.	A new sub-paragraph to be inserted after sub-paragraph (10) of the original Article 142 of the Articles of Association as follows:

“(11) a person who has been declared by a Stock Exchange in less than 2 years as an unsuitable candidate.”

22.	A new article be inserted after the original Article 173 of the Articles of Association as follows:

“Dividends of the Company to be distributed in the form of cash shall account for certain percentage of the Company’s net profit after statutory reserve for the corresponding accounting year.”

23.	A new article be inserted after the original Article 176 of the Articles of Association as follows:

“In case of any use of the Company’s capital not in compliance with the relevant laws and regulations by any shareholder, the cash dividends to be distributed to such shareholder shall be deducted by the Company in compensation for the shareholder’s use of the Company’s capital.”

24.	The following paragraph be inserted after the first paragraph of the original Article 197 of the Articles of Association:

“Sub-paragraphs (1) and (2) of the above shall be approved by the State Council’s foreign trade and economic authorities.”

APPENDIX I	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

25.	The following in the original Article 207 of the Articles of Association:

“Amendment of the Company’s Articles of Association which involve the contents of the Mandatory Provisions of Overseas-Listed Companies’ Articles of Association (signed by the State Council’s securities authorities and the Economic Reform Committee of the State on 27 August 1994) (“Mandatory Provisions”) shall become effective upon receipt of approvals from the State Council’s securities authorities and the companies approving department authorised by the State Council. If there is any change relating to the registered particulars of the Company, application shall be made for change in registration in accordance with law.”

be amended as follows:

“Amendment of the Company’s Articles of Association shall become effective upon receipt of approvals from the State Council’s foreign trade and economic authorities. Amendment involving the contents of the Mandatory Provisions of Overseas-Listed Companies’ Articles of Association (signed by the State Council’s securities authorities and the Economic Reform Committee of the State on 27 August 1994) (“Mandatory Provisions”) shall become effective upon receipt of approvals from the State Council’s securities authorities and the companies approving department authorised by the State Council. If there is any change relating to the registered particulars of the Company, application shall be made for change in registration in accordance with law.”

26.	A new article be inserted after the original Article 208 of the Articles of Association as follows:

“The rules of meetings of the shareholders’ general meeting, the board of directors and the supervisory committee are attached as Appendices to this Articles of the Association of the Company.”

27.	Corresponding adjustments shall be made in relation to any changes in the order of the chapters and clauses of the Articles of Association as a result of these amendments.

APPENDIX II	BIOGRAPHIES OF THE PROPOSED DIRECTORS OF THE COMPANY

Biography of each of the proposed Directors is set out as follows:

Directors

(a)	WANG Xin

WANG Xin, aged 46, is a research in engineering technique application and doctor of engineering technology. Mr. Wang is the chairman of the Board and the vice chairman of the board of directors and the general manager of the Parent Company. Mr. Wang joined the Predecessor in 1982 and became the deputy general manager of the Parent Company in 2000, a director and the deputy general manager of the Parent Company in 2002, and the vice chairman of the board of directors and the general manager of the Parent Company in 2003. In 2004, Mr. Wang became a director of the Company as well as the chairman of the Board and of Shandong Yankuang International Coking Limited. Mr. Wang graduated from China University of Mining and Technology.

(b)	GENG Jiahuai

GENG Jiahuai, aged 54, is a researcher in engineering technique application. Mr. Geng is also the vice chairman of the Board and the chairman of the board of directors and the party committee secretary of the Parent Company. During the period from 1985 to 2002, Mr. Geng successively acted as the deputy director of Zibo Mining Bureau, the director of the Safety and Supervision Bureau and the director of Zibo Mining Bureau. Mr. Geng joined the Parent Company in 2002 as the general manager, the vice chairman of the board of directors and the party committee deputy secretary of the Parent Company. Mr. Geng, became the chairman of the board of directors and the party committee secretary of the Parent Company in 2003, and became a director of the Company in 2002. In 2004, he became the vice chairman of the Board. Mr. Geng graduated from Shandong Mining Institute.

(c)	YANG Deyu

YANG Deyu, aged 55, is a researcher in engineering technique application. Mr. Yang is also the vice chairman of the Board and the general manager of the Company. Mr. Yang joined the Predecessor in 1968 and became the deputy director of Yanzhou Mining Bureau in 1994 and the deputy general manager of the Predecessor and the director of the Safety and Supervision Bureau in 1996. Mr. Yang became the executive Director and the general manager of the Company in 1997 and the vice chairman of the Board and the general manager of the Company in 2002. Mr. Yang graduated from Shandong Mining Institute.

(d)	SHI Xuerang

SHI Xuerang, aged 50, is a senior engineer. Mr. Shi is also the deputy general manager of the Parent Company. During the period from 1995 to 2003, Mr. Shi successively acted as the head of Huafeng mine of the Xinwen Mining Bureau, the head of Huafeng mine of the Xinkuang Corporation and the deputy general manager of Xinkuang Corporation Limited. Mr. Shi joined the Parent Company in 2003 and became the deputy general manager. Mr. Shi graduated from Shandong Mining Institute.

APPENDIX II	BIOGRAPHIES OF THE PROPOSED DIRECTORS OF THE COMPANY

(e)	CHEN Changchun

CHEN Changchun, aged 51, is a senior accountant. Mr. Chen is also the chief accountant of the Parent Company. Mr. Chen joined the Predecessor in 1984 and became the head of the finance department of the Parent Company in 1996, and the chief accountant of the Parent Company in 1998. Mr. Chen graduated from Beijing Coal Management College.

(f)	WU Yuxiang

WU Yuxiang, aged 43, is a senior accountant. Mr. Wu is a director and the chief financial officer of the Company. Mr. Wu joined the Predecessor in 1981 and became the chief accountant of the finance department of the Predecessor in 1996. Mr. Wu became the head of the finance department of the Company in 1997 and a director of the Company and the chief financial officer of the Company in 2002. Mr. Wu graduated from Shandong TV University.

(g)	WANG Xinkun

WANG Xinkun, aged 52, is a senior economist. Mr. Wang is a director and the deputy general manager of the Company. Mr. Wang joined the Predecessor in 1977. Mr. Wang became the manager of the coal transportation and sales department of the Company in 2000, the deputy general manager of the Company in 2002, and a director of the Company in 2004. Mr. Wang is a director of the Company’s subsidiary, Shandong Yanmei Shipping Co. Ltd. Mr. Wang graduated from Tianjin University.

(h)	CHEN Guangshui

CHEN Guangshui, aged 39, is a senior economist. Mr. Chen is the secretary of the Board and the director of the secretariat of the Board. Mr. Chen joined the Predecessor in 1990 and became the secretary of the Board and the director of the secretariat of the Board in 1997. Mr. Chen graduated from Fuxin Mining Institute.

(i)	DONG Yunqing

DONG Yunqing, aged 49, is a senior human relations coordinator. Mr. Dong is a director and the chairman of labor union of the Company. Mr. Dong joined the Predecessor in 1981 and was the vice chairman of labor union of the Parent Company from 2001 to April 2003. Mr. Dong became a director and the chairman of labor union of the Company in 2002. Mr. Dong graduated from Shandong Mining Institute.

APPENDIX II	BIOGRAPHIES OF THE PROPOSED DIRECTORS OF THE COMPANY

Independent Non-executive Directors

(a)	PU Hongjiu

PU Hongjiu, aged 68, is a professor-grade senior engineer. Mr. Pu is the first vice-chairman of China Coal Industry Association, the chairman of the Association of Coal Industry of The Chinese International Chamber of Commerce and the president of Chinese Academy of Coal. Mr. Pu was the deputy general manager of China National Coal Mining Corporation, the deputy minister of the Ministry of Coal, a member of the party committee of the State Coal Industry Bureau of China, a member of the party committee of the State Administration of Work Safety and the State Administration of Coal Mine Safety, the leader of Discipline Inspection Group of the State Administration of Coal Mine Safety Central Discipline Bureau and a committee member of the 15th Session of the Central Discipline and Inspection Committee of the PRC. Mr. Pu graduated from University of Coal Industry of Hefei. Mr. Pu is also the independent director of Shanghai Datun Energy Resources Co., Ltd..

(b)	CUI Jianmin

CUI Jianmin, aged 72, is a senior auditor and certified accountant. Mr. Cui is an independent non-executive director of the Company. Mr. Cui is a consultant for China Tax Expert Association and a part-time professor for colleges such as Central Finance and Economics University. Mr. Cui has been the deputy chief auditor of the National Audit Office of the PRC, the chairman of the Association of China Certified Accountant, and a committee member of the 8th Chinese People’s Political Consultative Conference. Mr. Cui became an independent non-executive director of the Company in 2002. Mr. Cui graduated from People’s University of China.

(c)	WANG Xiaojun

WANG Xiaojun, aged 50, is as a solicitor in England and Wales and Hong Kong. Mr. Wang is an independent non-executive director of the Company. Mr. Wang is a partner of Wang & Co., X. J. in Hong Kong. Mr. Wang was admitted in the PRC, Hong Kong and England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang had worked as a legal adviser in the Hong Kong Stock Exchange and a lawyer with Richards Butler. Mr. Wang became an independent non-executive director of the Company in 2002. Mr. Wang graduated from the People’s University of China and the Graduate School of the Chinese Academy of Social Sciences and holds a bachelor degree in laws and a master degree in laws. Mr. Wang is also an independent non-executive director of Guangzhou Shipyard International Company Limited.

APPENDIX II	BIOGRAPHIES OF THE PROPOSED DIRECTORS OF THE COMPANY

(d)	WANG Quanxi

WANG Quanxi, aged 49, is a professor of Nankai University. Mr. Wang is an independent non-executive director of the Company. Mr. Wang is also the chief of the financial management department of Nankai University, the chief of the enterprise research center of Nankai University, the deputy chief of the MBA center of Nankai University, and the secretary-general of the Association of the Study of Management of Tianjin City. Mr. Wang became the independent non-executive director of the Company in 2004. Mr. Wang graduated from Tianjin Finance and Economics University. Mr. Wang is also an independent non-executive director of Yinzuobohai Group Co., Ltd and Hainan Huandao Industrial Company Limited.

APPENDIX III	BIOGRAPHIES OF THE PROPOSED SUPERVISORS OF THE COMPANY

Biography of each of the proposed Supervisors and of the Supervisor who represents the employees and is not required to be elected by the Shareholders is set out below:

(a)	MENG Xianchang

MENG Xianchang, aged 57, is a senior human relations coordinator. Mr. Meng is the chairman of the supervisory committee of the Company and the party committee deputy secretary of the Parent Company. Mr. Meng joined the Predecessor in 1981 and became the party committee deputy secretary and a supervisor of the Predecessor in 1996, and became the chairman of the supervisory committee of the Company in 1997. Mr. Meng graduated from Shandong Mining Institute.

(b)	SONG Guo

SONG Guo, aged 50, is a senior human relations coordinator. Mr. Song is the party committee deputy secretary and the discipline inspection committee secretary of the Parent Company. Mr. Song was the office head of Shandong Province Coal Administration Bureau in 2002, joined the Parent Company in 2002 as the discipline inspection committee secretary of the Parent Company, and became the party committee deputy secretary of the Parent Company in 2004. Mr. Song graduated from Shandong Province self-taught examination.

(c)	ZHANG Shengdong

ZHANG Shengdong, aged 48, is a senior accountant. Mr. Zhang is a Supervisor and the deputy chief accountant of the Parent Company. Mr. Zhang joined the Predecessor in 1981 and became the deputy chief accountant of Parent Company in 1997. Mr. Zhang became a supervisor of the Company in 2002. Mr. Zhang graduated from China University of Mining and Technology.

(d)	LIU Weixin

LIU Weixin, aged 54, is a senior accountant. Mr. Liu is a Supervisor and the deputy director of the audit department of the Parent Company. Mr. Liu joined the Predecessor in 1971, and became the deputy director of the audit office, the director of the audit division and the deputy director of the audit department of the Parent Company in 2001, 2003 and 2005, respectively. Mr. Liu became a supervisor of the Company in 2002. Mr. Liu graduated from Shandong Youth Cadre Institute.

(e)	XU Bentai

XU Bentai, aged 46, is a senior human relations coordinator. Mr. Xu is an employee Supervisor of the Company and the chairman of Jining III Coal Mine’s labor union. Mr. Xu joined the Predecessor in 1978, became the chairman of Jining III Coal Mine’s labor union in 1999, and became an employee supervisor of the Company in 2002. Mr. Xu graduated from the Central Communist Party School Correspondence Institute.

APPENDIX IV	RULES OF PROCEDURE FOR THE SHAREHOLDERS’ MEETING

Chapter 1    General Provision

Article 1	These rules (these “Rules”) are specifically formulated in accordance with laws and regulations such as the Company Law of the People’s Republic of China (the “Company Law”), the Security Law of the People’s Republic of China, the State Council’s Specific Regulations regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share, the Opinions on Standardizing the Shareholder’ General Meetings of Listed Company and the Standards for the Governance of Listed Company issued by the China Securities Regulatory Commission (“CSRC”), the Listing Rules of the Shanghai Stock Exchange and the Listing Rules of the Stock Exchange of Hong Kong for the purpose of regulating the proceedings at shareholders’ general meetings, ensuring shareholders’ general meetings are convened and held and resolutions are passed legally, enhancing the efficiency of shareholders’ general meetings and protecting the legal rights and interests of shareholders.

Article 2	The board of directors of Yanzhou Coal Mining Company Limited (the “Company”) shall strictly comply with the requirements stipulated under the laws, regulations and these Rules regarding the convening of shareholders’ general meetings and shall organize the shareholders’ general meetings prudently and timely. It is the obligation of the board of directors to ensure the meetings are convened and held in an orderly manner.

Article 3	Shareholders’ general meetings are convened in the place where the Company is incorporated or other place decided by the board of directors.

Chapter 2 Powers of Shareholders’ General Meetings

Article 4	Shareholders’ general meetings are the organ of authority of the Company and shall exercise the following functions and powers in accordance with the laws.

(1)	to decide on the Company’s operational policies and investment plans;

(2)	to elect and replace directors and to decide on matters relating to the remuneration of directors;

(3)	to elect and replace supervisors who represent the shareholders and to decide on matters relating to the remuneration of supervisors;

(4)	to examine and approve the board of directors’ reports;

(5)	to examine and approve the supervisory committee’s reports;

(6)	to examine and approve the Company’s proposed annual preliminary and final financial budgets;

(7)	to examine and approve the Company’s profit distribution plans and loss recovery plans;

APPENDIX IV	RULES OF PROCEDURE FOR THE SHAREHOLDERS’ MEETING

(8)	to decide on the increase or reduction of the Company’s registered capital;

(9)	to decide on matters such as merger, division, dissolution and liquidation of the Company;

(10)	to decide on the issue of debentures by the Company;

(11)	to decide on the appointment, dismissal and non-reappointment of the accountants of the Company;

(12)	to amend the Company’s articles of association;

(13)	to change the use of funds raised;

(14)	to consider motions raised at shareholders’ general meetings by shareholders who represent 5% or more of the total number of voting shares of the Company;

(15)	to decide on other matters which, according to the laws, administrative regulations or the Company’s articles of association, need to be approved by shareholders in general meetings;

(16)	authorize or delegate to the board of directors to carry out matters on behalf of the shareholders’ general meetings.

Article 5	An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting. A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting.

Article 6	The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1)	the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2)	the issue of debentures of the Company;

(3)	the division, merger, dissolution and liquidation of the Company;

(4)	amendment of the Company’s articles of association;

(5)	the repurchase of the Company’s shares;

(6)	any other matters considered by shareholders in general meetings, and resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

APPENDIX IV	RULES OF PROCEDURE FOR THE SHAREHOLDERS’ MEETING

Apart from the above-mentioned matters, other matters shall be passed by ordinary resolution at a shareholders’ general meeting.

Article 7	The following matters shall be passed by resolutions at a general meeting and passed by votes representing more than one-half of voting rights held by the public shareholders who vote before they could be implemented or submitted for application:

(1)	Issuance of new shares to the public (including overseas-listed foreign-invested share or share certificates of other nature), issuance of convertible corporate bonds, and placement of shares to existing shareholders (except the controlling shareholders have promised to subscribe all placement in full by cash before the commencement of the meeting).

(2)	Significant capital restructuring of the Company, with not less than 20% net premium between the total purchase price of assets and the audited book value thereof.

(3)	Shareholders repay their debts to the Company by their holding shares;

(4)	Affiliated enterprises which have significant impact on the Company are listed overseas.

(5)	Relevant matters which have significant impact on the interests of public shareholders during the Company’s development.

Chapter 3 Proceedings at Shareholders’ General Meetings

Article 8	Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings.

Article 9	Annual general meetings are held once every year and within six (6) months from the end of the preceding financial year.

Article 10	If the Company shall not convene an annual meeting for any reason during the above-mentioned period, the Company shall report to the CSRC, the Shanghai Stock Exchange and the Stock Exchange of Hong Kong and other securities supervisory institutes to explain the reasons and make public announcement. If the Company shall not convene an annual shareholders’ general meeting without reasonable excuses, the board of directors will make explanation and public announcement and be responsible for the liabilities.

Article 11	The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(1)	where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the Company’s articles of association;

(2)	where the unrecovered losses of the Company amount to one-third of the total amount of its share capital;

APPENDIX IV	RULES OF PROCEDURE FOR THE SHAREHOLDERS’ MEETING

(3)	where shareholder(s) singly or jointly holding 10 % or more of the Company’s issued voting shares (excluding proxy, hereinafter “the Requesting Shareholders”) request(s) in writing for convening an extraordinary general meeting (the amount of shareholdings of the Requesting Shareholders shall be calculated as at the date of deposit of the requisition(s));

(4)	whenever the board of directors deems necessary;

(5)	whenever the supervisory committee proposes to convene;

(6)	whenever more than a half of independent directors so request.

Article 12	Shareholders, supervisory committee or independent directors who request for an extraordinary general meeting shall comply with the following procedures:

(1)	Proposing shareholders, supervisory committees or independent directors to provide proposal to require the board of directors to convene an extraordinary general meeting or a class meeting in written requisition(s), stating the motions and resolutions proposed. The proposal in the requisition shall be complete and in compliance with the laws, regulations and the Company’s articles and association. The amount of shareholdings referred to above shall be calculated as at the date of deposit of the requisition(s). The requisition(s) shall be filed with the local office of the CSRC and the local stock exchange.

(2)	The board of directors shall issue notice of convening the extraordinary general meeting of shareholders within fifteen (15) days after receipt of such requisition(s).

(3)	The board of directors shall decide by resolution whether to convene a shareholders’ general meeting in accordance with the laws, regulations and the Company’s article and association upon receipt of written requisition(s) from the Requesting Shareholders. The relevant resolution of the board of directors shall be sent to the Requesting Shareholders within fifteen (15) days from the date of receipt of the requisition(s) and be reported to the local office of the CSRC and the local stock exchange.

If the board of directors agrees to convene the shareholders’ general meeting, the board of directors shall issue a notice of convening the meeting to the Requesting Shareholders and shall obtain their consent for any variation to the motions in the original requisition(s). After the notice is issued, the board of directors cannot propose new motions and cannot change or extend the date of the shareholders’ general meeting without obtaining the consent of the Requesting Shareholders.

If in the opinion of the board of directors the requisition(s) breaches the laws, regulations or the Company’s article and association, the board of directors shall determine by resolution to oppose to convening the shareholders’ general meeting and notify the Requesting Shareholders of its resolution.

APPENDIX IV	RULES OF PROCEDURE FOR THE SHAREHOLDERS’ MEETING

(4)	The Requesting Shareholders shall decide whether to give up the convening of extraordinary general meeting or themselves may issue a notice convening the extraordinary general meeting within fifteen (15) days from the date of receipt of the resolution by the board of directors.

(5)	If the Requesting Shareholders decide to give up the convening of extraordinary general meeting, they shall issue to the board of directors a written notice and report to the local office of the CSRC and the local stock exchange.

(6)	If the Requesting Shareholders decide to convene the extraordinary general meeting, they shall issue to the board of directors a written notice and report the same to the local office of the CSRC and the local stock exchange, and issue the notice convening the extraordinary general meeting. The notice shall comply with the following requirements:

.

1.      Requesting Shareholders cannot raise new motions, otherwise, they shall re-submit their request for convening the extraordinary general meeting to the board of directors by following the above-mentioned procedures.

.	2. the meeting should be held in the place of incorporation of the Company.

Article 13	If the Requesting Shareholders decide to convene an extraordinary general meeting, the board of directors shall perform its duties prudently and diligently.

(1)	The board of directors will be responsible for convening the extraordinary general meeting; the secretary shall attend the meeting while the directors and supervisors should attend the meeting; the chairman of the board of directors shall preside over the meeting. If the chairman is unable to preside over the meeting owing to special reasons, the meeting shall be presided by the vice-chairman or other directors;

(2)	The board of directors shall engage solicitors with securities practicing certificate to provide professional opinions;

(3)	The board of directors shall ensure the meeting is proceeded in normal order. Any reasonable expenses incurred by the meeting shall be borne by the Company.

Chapter 4 Qualifications of Shareholders attending the Shareholders’ General Meeting
Article 14	Shareholders who are on the register of shareholders before the registration date of shares as stated on the notice of the shareholders’ general meeting, and after they have registered as required, are entitled to attend the meeting and have the voting rights.

Article 15	Any shareholder who is entitled to attend and vote at a general meeting of the Company shall be entitled to appoint one (1) or more proxies (such person need not be a shareholder) to attend and vote at such meeting on his behalf.

APPENDIX IV	RULES OF PROCEDURE FOR THE SHAREHOLDERS’ MEETING

Article 16	The board of directors, independent directors and shareholders fulfilling certain criteria can collect votes at a general meeting from the Company’s shareholders. The collection of votes shall be taken free without consideration and relevant information shall be fully disclosed to the shareholders from whom votes are collected.

Article 17	The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal entity, under seal and under the hand of its legal representative or its authorised attorney. Such instrument signed by a person under a power of attorney or other authority on behalf of the appointer shall be notarized.

Article 18	A proxy so appointed shall be entitled to exercise the following rights pursuant to the authorisation from the appointing shareholder:

(1)	the shareholders’ right to speak at the meeting;

(2)	the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one (1) proxy may only vote on a poll.

Article 19	Individual shareholder who personally attends the shareholders’ general meeting shall show his identical card and shareholding voucher; a proxy who attends the shareholders’ general meeting shall show his identical card, power of attorney and shareholding voucher.

Shareholder which is a legal person shall appoint its legal representative or a proxy of the legal representative to attend the meeting on its behalf. The legal representative present shall produce his identity card, evidence of his being the legal representative and the shareholding voucher; the proxy of the legal representative shall produce his identity card, the power of attorney executed by the legal representative of the legal entity and the shareholding voucher.

Article 20	The power of attorney provided by the shareholders shall contain the following items:

(1)	The name of the proxy;

(2)	If the proxy is vested in the rights to vote;

(3)	Instruction as to vote for or against or to abstain from voting for every item to be voted at the shareholders’ general meeting;

(4)	If the proxy is vested in voting rights for any new motions that may be proposed in the shareholders’ general meeting. If the proxy enjoys such rights, the specific instruction as to how he shall vote;

(5)	The power of attorney shall state whether the proxy may vote as he thinks fit, in the absence of specific instructions from the shareholder;

APPENDIX IV	RULES OF PROCEDURE FOR THE SHAREHOLDERS’ MEETING

(6)	The signing date and effective period of the power of attorney;

(7)	The signature of the appointer, if the appointer is legal body, under seal.

Any form of power of attorney issued to a shareholder by directors for use by such shareholder for appointment of a proxy to attend and vote at meetings of the Company shall be such as to enable the shareholder to freely instruct the proxy to vote in favour of or against the motions, such instructions being given in respect of each individual matter to be voted on at the meeting. Such a form shall contain a statement that, in the absence of specific instructions from the shareholder, the proxy may vote as he thinks fit.

Article 21	The power of attorney shall be deposited at the residence of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than twenty-four (24) hours before the time for holding the meeting.

Article 22	The relevant instruments provided by the shareholders and the proxies attending the meeting shall be viewed as ineffective for attending such meeting in any of the following circumstances:

(1)	The identity cards produced violate the Regulations of Resident Identical Cards and the Detailed Rules for Implementation in such a way that they are imitated, expired, altered or having the wrong digits of card number;

(2)	The identity card produced cannot be verified;

(3)	More than one proxy are appointed by the same shareholder and the signature on their powers of attorney are apparently inconsistent;

(4)	The signature on the power of attorney submitted by fax for registration is apparently inconsistent with that produced at the meeting;

(5)	The power of attorney is not signed nor sealed by the appointer;

(6)	The relevant documentary proof submitted is in apparent breach of the laws, regulations or the Company’s article and association.

Chapter 5 Notice of Shareholders’ General Meeting

Article 23	When the Company convenes a shareholders’ general meeting, written notice of the meeting shall be given forty-five (45) days before the date of the meeting (when calculating the 45 days’ period, the date on which the meeting is held shall not be included).

Article 24	For foreign shareholders, notice of shareholders’ general meetings shall be served on them to their address as shown in the register of shareholders and public announcement shall be made in Hong Kong in Chinese and English. For holders of domestic shares, notice of the meetings shall be issued by way of public announcement on at least one newspaper designated by the CSRC for disclosure of information. After such public announcement is made, holders of domestic shares shall be deemed to have received the notice of the relevant shareholders’ general meetings.

APPENDIX IV	RULES OF PROCEDURE FOR THE SHAREHOLDERS’ MEETING

Article 25	When the Company convenes a shareholders’ general meeting in which holders of domestic shares will be provided an internet platform to vote in accordance with Article 57 of these Rules, the Company shall specify in the notice of meeting to the holders of domestic shares the time, procedures and other relevant matters.

Article 26	When the Company convenes a shareholders’ general meeting to review any of the five items stipulated in Article 7 of these Rules, the Company shall notify the shareholders of the same by way of public announcement again within three (3) days after the registration date of shares.

Article 27	A shareholder who intends to attend the meeting shall deliver to the Company his written reply confirming his attendance at such meeting twenty (20) days before the date of the meeting.

The Company shall, based on the written replies it receives from the shareholders twenty (20) days before the date of the shareholders’ general meeting, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting amount to more than one-half of the Company’s total voting shares, the Company may hold the meeting; if not, the Company shall, within five (5) days, notify the shareholders by way of public announcement of the matters to be considered at, and the place and date for, the meeting. The Company may then hold the meeting after publication of such announcement.

Article 28	A notice of a shareholders’ general meeting shall satisfy the following criterion:

(1)	be in writing;

(2)	specify the place, date and time of the meeting;

(3)	state the matters to be discussed at the meeting;

(4)	provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals put before them;

(5)	contain a disclosure of the nature and extent, if any, of the material interests of any director, supervisor, general manager, deputy general manager or other senior officers in the proposed transaction and the effect which the proposed transaction will have on them in their capacity as shareholders in so far as it is different from the effect on the interests of shareholders of the same class;

(6)	contain the full text of any special resolution to be proposed at the meeting;

APPENDIX IV	RULES OF PROCEDURE FOR THE SHAREHOLDERS’ MEETING

(7)	contain a conspicuous statement that a shareholder entitled to attend and vote at such meeting is entitled to appoint one (1) or more proxies to attend and vote at such meeting on his behalf and that a proxy need not be a shareholder;

(8)	specify the time and place for lodging proxy forms for the relevant meeting;

(9)	state the registration date of the shares of shareholders who are entitled to attend the general meeting.

Article 29	The notice shall fully disclose the contents of all motions. The content shall be complete if the motion is to alter the matters resolved in a previous shareholders’ general meeting.

Article 30	After the board of directors publishes the notice convening the shareholders’ general meeting, the meeting cannot be extended without reasonable grounds. If the Company has to extend the meeting for special reason, the extension notice should be made at least five (5) working days before the convening date of the meeting. The board of directors shall explain the reasons and make public announcement of the extended date on which the meeting will be held in the extension notice. If the Company extends the shareholders’ general meeting, the Company cannot change the registration date of shares of shareholders who are entitled to attend a shareholder’s general meeting as specified in the original notice.

Chapter 6 Motions at Shareholders’ General Meeting

Article 31	Under normal circumstances, motions proposed at a shareholders’ general meeting shall be decided by the board of directors by way of resolution. Such motions shall be stated in the notice of the shareholders’ general meeting.

Article 32	After the notice of meeting is issued, the board of directors cannot propose new motions which are not listed in the original notice. Any alternation to the original motions should be publicly announced at least fifteen (15) days before the shareholders’ general meeting. Otherwise, the date of the meeting shall be extended accordingly to maintain the 15-day intervening period.

Article 33	When the Company convenes an annual general meeting, a shareholder singly or shareholders jointly holding 5% or more of the voting shares of the Company or the supervisory committee may propose new motions.

If the matters involved in the new motion are not set out in the notice of the meeting or are related to any of the items set out in Article 56 of these Rules, the proposing person shall submit the motion to the board of directors at least ten (10) days before the shareholders’ general meeting. After the examination of the board of directors, the motion shall be publicly announced.

APPENDIX IV	RULES OF PROCEDURE FOR THE SHAREHOLDERS’ MEETING

When the controlling shareholder proposes a new motion for shares allotment, the motion shall be submitted to the board of directors at least ten (10) days before the annual general meeting and be publicly announced by the board of directors. If the annual general meeting is convened in less than ten (10) days, the controlling shareholder cannot submit new motion in this meeting.

For motions of other nature, the proposing person can submit their motions to the board of directors and the board of directors shall make public announcement. The proposing person can also submit their motions directly in the annual general meeting.

Article 34	In relation to the new motions that shareholders may propose in the annual general meeting, the board of directors shall examine them according to the following principles:

(1)	Relevance. The board of directors shall examine the new motion. If the matter involved in the shareholder’s motion has direct connections with the Company and does not exceed the scope of authority of shareholders’ general meetings stipulated in laws, regulations and the articles of association, it shall be submitted to the shareholders’ general meeting for consideration. Motions not satisfying the above requirements shall not be put forward to the general meeting. In the event that the board of directors decides not to submit the shareholder’s motion to the general meeting for voting, the board should give an explanation at that general meeting.

(2)	Procedures. The board of directors may decide on the procedural aspects involved in a shareholder’s motion. If the voting of the motion has to be split or combined, the consent of the shareholder who proposed the motion must be obtained. If the shareholder does not agree to the change, the chairman of the general meeting may put the procedural matters to the general meeting for a decision. The chairman shall follow the procedures of shareholders’ general meetings when conducting discussion.

Article 35	When the Company convene a shareholder’s general meeting in which holders of domestic shares shall be provided with an internet platform to vote in accordance with Article 57 of these Rules, the board of directors shall make public announcement of the new motion submitted by the proposing person at least ten (10) days ahead the meeting. New motion that is proposed in the meeting or has not been publicly announced shall not be set out in the agenda of the shareholders’ general meeting for review.

Article 36	When the board of directors convene the extraordinary general meeting, apart from the motions set out in the notice of the meeting, no new motion shall be proposed at the meeting.

Article 37	If motions involving investment, disposal of assets, acquisition and merger require assets evaluation, auditing or assessment by independent financial consultants as stipulated by relevant regulations, the board of directors shall publish the result of assets evaluation and auditing, or reports from independent financial consultants five (5) working days before the shareholders’ general meeting.

APPENDIX IV	RULES OF PROCEDURE FOR THE SHAREHOLDERS’ MEETING

Article 38	The Company’s appointment of an accountancy firm shall be proposed by the board of directors and resolved by the shareholders in a general meeting. Prior notice shall be given to the accountancy firm if the Company decides to remove such accountancy firm or not to renew the appointment thereof. The Company shall explain the reasons thereof in the shareholders’ general meeting. Such accountancy firm shall be entitled to make representations at the shareholders’ general meeting.

During such time when there is no meeting, if the board of directors decides to remove the accountancy firm for reasonable grounds, the board of directors may appoint another accountancy firm provisionally, and such removal and appointment must be resolved in the next shareholder’s general meeting.

Where the accountancy firm resigns from its office, the board of directors shall explain the reasons to the shareholders in the next general meeting. The accountancy firm resigned is obliged to report to the shareholders whether there has been any impropriety on the part of the Company in writing or by attending the general meeting.

Article 39	Independent directors shall submit their annual reports in the annual general meeting, and shall report the performance of their duties to the shareholders present. Their reports thereof shall not be included as one of the motions that require the resolution of shareholders.

Article 40	The Company shall submit all materials of the shareholders’ general meeting to the Shanghai Stock Exchange by e-mail at least five (5) working days before the meeting and post such materials onto the website of the Shanghai Stock Exchange for reference by investors.

Chapter 7 Convening of Shareholders’ General Meeting

Article 41	The Company shall adopt the principle of simplicity to convene shareholders’ general meetings and shall not pay additional economic benefits to the attending shareholders (or proxies).

Article 42	The board of directors and supervisory committee shall take necessary measures to ensure the shareholders’ general meeting is held in an orderly manner. Apart from the shareholders (or proxies), directors, supervisors, management staff, attesting solicitors, Company’s accountants and the persons invited by the board of directors, the Company is entitled to refuse other people to attend the meeting.

Article 43	The secretary of the board of directors shall be responsible for organizing shareholders’ general meetings and attending to relevant matters of the meetings.

APPENDIX IV	RULES OF PROCEDURE FOR THE SHAREHOLDERS’ MEETING

Article 44	The Company shall appoint a solicitor with securities practicing certificate to give professional advice on the following matters:

(1)	if the procedures of convening and holding the shareholders’ general meetings comply with the laws, regulations and the Company’s article and association;

(2)	to verify if the persons attend the general meeting are entitled to do so;

(3)	to verify if the shareholders who propose new motions in an annual general meeting are entitled to do so;

(4)	if the procedures of resolution are valid;

(5)	give opinions on other matters as required by the Company.

Article 45	The Chairman of the board of directors shall convene and preside over every shareholders’ general meeting. If the chairman is unable to preside over the meeting for any reason, the vice-chairman of the board of directors shall convene and preside over the meeting. If both the chairman and vice-chairman of the board of directors are unable to attend the meeting, then the board of directors may designate a director to convene and preside over the meeting. If no chairman of the meeting has been so designated, the shareholders present shall choose one (1) person to act as the chairman of the meeting.

Article 46	The shareholders (or proxies) shall sign in the attendance book.

Chapter 8 Examination of Motions

Article 47	The shareholders’ general meeting shall examine and approve each and every motion listed in the agenda and shall not set aside the examination or approval thereof for any reason.

Article 48	Annual general meeting shall examine and approve different motions related to the same matter in the order when the motions are submitted.

Article 49	If a shareholder intends to speak at the meeting, he shall register in advance in writing with the secretariat of the meeting. The chairman and the secretariat shall coordinate and arrange the time when the shareholders shall speak.

Article 50	The shareholders can inquire on the motions filed. Directors, supervisors and senior management staff shall make a reply or statement to the shareholders’ queries and suggestions.

Article 51	The chairman of the meeting can refuse to respond to the inquiries of the shareholders in the following circumstances, but shall give explanation to the shareholders of his refusal:

(1)	the matters inquired have no relation to the motions of the meeting;

APPENDIX IV	RULES OF PROCEDURE FOR THE SHAREHOLDERS’ MEETING

(2)	the matters inquired are subject to investigation;

(3)	the matters inquired deal with the business secrets of the Company.

Article 52	The chairman is entitled to declare recess in accordance with the progress and schedule of the shareholders’ general meeting.

Chapter 9 Resolutions of Shareholders’ General Meetings

Article 53	Under normal circumstances, shareholders shall examine all motions before they are put to vote; or the shareholders may examine and take a vote upon every motion one by one.

Article 54	A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares he represents. Each share shall have one (1) vote.

Article 55	Polls of shareholders’ general meetings shall be taken by way of open ballet.

Article 56	No resolution by way of communication shall be taken in annual shareholders’ general meetings or shareholders’ general meetings which the shareholders or the supervisory committee propose to convene. When the following matters are examined at extraordinary general meetings, they shall not be resolved by way of communication.

(1)	the increase or reduction of the Company’s registered capital;

(2)	the issue of debentures of the Company;

(3)	the division, merger, dissolution and liquidation of the Company;

(4)	amendment of the Company’s articles of association;

(5)	the Company’s profit distribution plans and loss recovery plans;

(6)	appointment of directors or supervisors;

(7)	change of the uses of funds raised;

(8)	connected transactions subject to examination at shareholders’ general meeting;

(9)	purchasing or selling of assets subject to examination at shareholders general meeting;

(10)	replacement of accountancy firm;

(11)	any other matters which shall not be resolved by way of communication as stipulated under the Company’s articles of association.

APPENDIX IV	RULES OF PROCEDURE FOR THE SHAREHOLDERS’ MEETING

Article 57	When the Company convenes a shareholders’ general meeting to examine any of the five matters mentioned in Article 7 in these Rules, apart from polls taken at the venue of the meeting, the Company shall provide an internet platform for shareholders to vote. Each share can only choose either to vote at the venue of the meeting or through the online voting system.

The online voting platform for holders of domestic shares shall be provided by the internet service providers designated by the CSRC and the Shanghai Stock Exchange. Holders of overseas-listed foreign-invested shares shall not be provided online voting platform.

Article 58	When connected transactions are put to vote at general meetings, interested shareholders shall not participate in the voting. The voting shares represented by them shall not be counted towards the total number of voting shares for that meeting.

Article 59	The accumulative voting method shall be used in the election of directors (including independent directors) and supervisors (not being representatives of employees) at shareholders’ general meetings. Votes shall be taken for each candidate of directors and supervisors one by one.

For election of directors in shareholders’ general meetings, independent directors shall be elected separately from other directors.

Article 60	The number of votes cast by shareholders or proxies through the internet voting system, at the venue of the meeting and by other ways complying with regulations shall be counted towards the total numbers of votes of poll.

If motions are required to be passed by single resolution of public shareholders in accordance with relevant regulations, the number of votes cast by the public shareholders shall be summed up singly.

Article 61	Where any shareholder is required to abstain from voting on any particular resolution or restricted to vote only for or against any particular resolution under the Listing Rules of the Stock Exchange of Hong Kong, any vote cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted towards the total number of votes.

Article 62	When a poll is taken at a meeting, a shareholder (including a proxy) entitled to two (2) or more votes need not cast all his votes for or against any resolution.

Article 63	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote.

Article 64	Votes of resolutions shall be counted at the shareholders’ general meeting by at least a shareholder representative or a supervisor, and shall be witnessed by the Company’ solicitor. The result of the count shall be announced at the meeting.

APPENDIX IV	RULES OF PROCEDURE FOR THE SHAREHOLDERS’ MEETING

Article 65	If any shareholder (or proxy) attending the meeting has reasonable grounds to object to the result of a resolution which has been put to vote at a shareholders’ meeting, he may demand to have the votes be counted again immediately after the announcement of the result. Votes shall be arranged to be counted immediately.

Chapter 10 Special Procedures for Approval by Different Classes of Shareholders

Article 66	Shareholders who hold different classes of shares are class shareholders.

Article 67	Rights conferred on any class of shareholders may not be varied or abrogated save with the approval of a special resolution of shareholders in a general meeting and by holders of shares of that class at a separate meeting conducted in accordance with Articles 69 to 73.

Article 68	The following circumstances shall be deemed to be variation or abrogation of the rights attaching to a particular class of shares:

(1)	to increase or decrease the number of shares of that class, or to increase or decrease the number of shares of a class having voting or equity rights or privileges equal or superior to those of shares of that class;

(2)	to exchange all or part of the shares of that class for shares of another class, to exchange or to create a right in exchange of all or part of the shares of another class for shares of that class;

(3)	to remove or reduce rights to accrued dividends or rights to cumulative dividends attached to shares of that class;

(4)	to reduce or remove preferential rights attached to shares of that class to receive dividends or to the distribution of assets in the event that the Company is liquidated;

(5)	to add, remove or reduce conversion privileges, options, voting rights, transfer or pre-emptive rights, or rights to acquire securities of the Company attached to shares of that class;

(6)	to remove or reduce rights to receive payment payable by the Company in particular currencies attached to shares of that class;

(7)	to create a new class of shares having voting or equity rights or privileges equal or superior to those of the shares of that class;

(8)	to restrict the transfer or ownership of shares of that class or to increase the types of restrictions attaching thereto;

(9)	to allot and issue rights to subscribe for, or to convert the existing shares into, shares in the Company of that class or another class;

APPENDIX IV	RULES OF PROCEDURE FOR THE SHAREHOLDERS’ MEETING

(10)	to increase the rights or privileges of shares of another class;

(11)	to restructure the Company in such a way so as to result in the disproportionate distribution of obligations between the various classes of shareholders;

(12)	to vary or abrogate the provisions of this Chapter.

Article 69	Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 68, but interested shareholder(s) shall not be entitled to vote at such class meetings.

Article 70	Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who are entitled to vote thereat.

Article 71	Notice of class meetings need only be served on shareholders entitled to vote thereat.

Class meetings shall be conducted in a manner which is as similar as possible to that of shareholders’ general meetings. The provisions of the Company’s articles of association relating to the manner for the conduct of shareholders’ general meetings are also applicable to class meetings.

Article 72	Apart from the holders of other classes of shares, the holders of the domestic shares and holders of overseas-listed foreign-invested shares shall be deemed to be holders of different classes of shares.

Article 73	The special procedures for approval by a class of shareholders shall not apply in the following circumstances:

(1)	where the Company issues, upon the approval by special resolution of its shareholders in a general meeting, either separately or concurrently once every twelve (12) months, not more than 20% of each of its existing issued domestic Shares and overseas-listed foreign-invested shares; or

(2)	where the Company’s plan to issue domestic shares and overseas-listed foreign-invested shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the State Council’s securities authorities.

Chapter 11 Disclosure of Resolutions of Shareholders’ General Meetings

Article 74	The resolution of the general meeting passed by votes in a shareholder’s general meeting shall be signed by the directors attending the meeting and the secretary of the board of directors for confirmation.

APPENDIX IV	RULES OF PROCEDURE FOR THE SHAREHOLDERS’ MEETING

Article 75	Trading of the Company’s shares shall be suspended when a shareholder’s general meeting is in progress. The board of directors shall ensure that the shareholder’s general meeting will be held uninterruptedly within reasonable timeframe until final resolution is passed. If the shareholders’ general meeting cannot be held or no resolution is passed therein due to force majeure or any exceptional reasons, the board of directors shall make explanation to the stock exchange concerned and shall take necessary measures to convene the shareholders’ general meeting as soon as possible.

Article 76	On the day when the shareholders’ general meeting ends, the Company shall submit the resolutions passed, public announcement of resolutions, legal opinions of attesting solicitor to the Shanghai Stock Exchange and the Stock Exchange of Hong Kong. Upon examination by the relevant stock exchanges, the Company shall issue the public announcement of resolutions in national and overseas newspapers the next business day.

Article 77	Disclosure of resolutions of shareholders’ general meetings shall be carried out concurrently both locally and in overseas where the Company’s shares are listed. Public announcement of resolutions of shareholders’ general meetings shall be issued in at least one (1) local newspaper designated by the CSRC in Chinese; such announcement shall also be in issued in an Hong Kong newspaper in both Chinese and English.

Article 78	The public announcement of resolution shall include the numbers of shareholders (and proxies) attending the meeting, the numbers of (proxy) shares held by them, their proportion to the total voting shares of the Company, the means of votes and the result of every motion. Resolution to shareholder’s motion shall set out the name or title of the shareholders, his shareholding and details of the motion.

The Company shall count the number of holders of domestic shares and of overseas-listed foreign shares attending the meeting and announce the statistics thereof.

Article 79	If a general meeting is convened to consider and approve any of the five issues set out in Article 7 of these Rules, the public announcement of the resolutions of the shareholder’s general meeting shall set out the number of the public shareholders voting at the meeting, the shares held by them and their proportion to the total number of public shares of the Company, the result of their votes as well as the shareholding of the top ten largest public shareholders and the voting result of their votes.

Article 80	If the motion is not passed or resolution passed in previous meetings shall be amended in the forthcoming shareholder’s general meeting, the board of directors shall make relevant statement in the announcement of the shareholder’s general meeting.

APPENDIX IV	RULES OF PROCEDURE FOR THE SHAREHOLDERS’ MEETING

Chapter 12 Minutes of Shareholders’ General Meetings

Article 81	Minutes shall be kept in respect of all resolutions passed at a shareholder’s general meeting and signed by directors, the Company’s secretary and the person who makes the record at the meeting.

Article 82	The minutes of the meeting shall have the following contents:

(1)	number of voting shares present at the general meeting and their proportion to the Company’s shares;

(2)	date and venue of the meeting;

(3)	name of chairman and agenda of meeting;

(4)	main points made by the speakers on each matter examined;

(5)	voting result on each matter;

(6)	shareholders’ comments and suggestions as well as the replies and explanations from the board of directors or the supervisory committee;

(7)	other contents required to be included in the minutes in the opinion of the general meeting and the articles of association.

Article 83	The minutes, shareholders’ attendance lists and proxy forms shall be kept by the secretary of the board of directors as Company’s records.

Article 84	Copies of the minutes of any shareholders’ meeting shall, during business hours of the Company, be open for inspection by any shareholder without charge. If a shareholder requests for a copy of such minutes from the Company, the Company shall send a copy of such minutes to him within seven (7) days after receipt of reasonable fees thereof.

Chapter 13 Supplementary Provisions

Article 85	These Rules will take effect on the date when they are passed by the 2004 Annual shareholders’ general meeting.

Article 86	Where these Rules are in conflict with any of the promulgated laws, regulations, local listing rules and the articles and association of the Company, the relevant laws, regulations, rules and articles shall be complied with.

Article 87	The board of directors of the Company shall have the rights of explanation of these Rules.

The board of directors of Yanzhou Coal Mining Company Limited
25 April 2005

APPENDIX V	RULES OF PROCEDURES FOR THE BOARD OF DIRECTORS

Chapter 1 General Principles

Article 1	These rules of meetings is formulated in accordance with the governing laws and regulations of the place where the shares of Yanzhou Coal Mining Company Limited (the “Company”) are listed and with the provisions of the Articles of Association of the Company, including the “Company Law of the PRC”, the “Governing Standards of Listed Companies”, the “Rules Governing the Listing of Shares” of the Shanghai Stock Exchange, and the “Rules Governing the Listing of Securities” of the Stock Exchange of Hong Kong Limited as well as taking into account of the practice of the Company. The purposes are to ensure the efficient operation and scientific decision of the board of directors of the Company, to standardize the operational procedures of the board of directors and the internal organisations, and to bring in full play the pivotal function of the board of directors in making operational decision.

Article 2	As a regular organisation of the Company, the board of directors comprises thirteen (13) directors, amongst which four (4) are independent directors, one (1) is employee director, with one (1) Chairman and two (2) Vice-chairmen.

Article 3	The board of directors shall operate independently, report on its work to the shareholders in general meeting, and is accountable to the shareholders in general meeting.

Chapter 2 Duties and Powers of the Board of Directors

Article 4	The board of directors exercises the following duties and powers by lawful means:

(1)	to be responsible for the convening of the shareholders’ general meeting and to report on its work to the shareholders in general meeting;

(2)	to implement the resolutions passed by the shareholders in general meeting;

(3)	to determine the Company’s business plans and investment proposals;

(4)	to formulate the Company’s annual preliminary and final financial budgets;

(5)	to formulate the Company’s profit distribution proposal and loss recovery proposal;

(6)	to formulate proposals for the increase or reduction of the Company’s registered capital and for the issuance of the Company’s debentures;

(7)	to draw up plans for the substantial acquisition, repurchasing of shares, merger, division or dissolution of the Company;

(8)	to decide on the Company’s internal management structure;

APPENDIX V	RULES OF PROCEDURES FOR THE BOARD OF DIRECTORS

(9)	to appoint or remove the Company’s general manager and secretary of the board of directors and to appoint or remove the deputy general manager(s) and other senior officers (including the financial controller(s) of the Company) based on the recommendations of the general manager, to decide on their remuneration and matters relating to awards and penalty;

(10)	to formulate the Company’s basic management system;

(11)	to formulate proposals for any amendment of the Company’s Articles of Association;

(12)	to decide on the Company’s business involving risk investments, mortgages of assets and other guarantees within the authority conferred by the shareholders’ general meeting.

(13)	to manage disclosure of the Company’s information;

(14)	to recommend in the shareholders’ general meeting the appointment or replacement of the Company’s accounting firm;

(15)	to receive the working report of the Company’s management and examine their performance;

(16)	to approve an aggregate amount of provision for impairment of assets not more than 3% of the latest audited consolidated net asset value of the Company, to clear an amount of provision for impairment of assets not more than 1% of the latest audited consolidated net asset value of the Company, and to execute in compliance with the relevant regulations on connected transaction if any provision and clearance of impairment of assets involves any connected transactions;

(17)	to decide on the appointment of independent professional consultant for the provision of professional advice to directors in performing their duties, the relevant costs of which shall be undertaken by the Company;

(18)	to exercise any other powers and duties conferred by the shareholders in general meeting.

Other than the board of directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (11) of this Article which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of the directors.

Article 5	The board of directors shall not, without the prior approval of shareholders in a general meeting, dispose or agree to dispose of any fixed assets of the Company where the aggregate of the amount or value of the consideration for the proposed disposition, and the amount or value of the consideration for any such disposition of any fixed assets of the Company that has been completed in the period of four (4) months immediately preceding the proposed disposition, exceeds 33% of the value of the Company’s fixed assets as shown in the latest balance sheet which was tabled at a shareholders’ general meeting.

APPENDIX V	RULES OF PROCEDURES FOR THE BOARD OF DIRECTORS

For the purposes of this Article, “disposition” includes an act involving the transfer of an interest in assets but does not include the usage of fixed assets for the provision of security.

The validity of a disposition by the Company shall not be affected by any breach of the first paragraph of this Article.

Article 6	With the approval over two-thirds of all directors, the board of directors may make decisions on the following matters (as authorised at the first extraordinary general meeting of the Company for the year 2002):

(1)	a single investment below 10% of the Company’s most recently audited net asset value, including share investment and investment in production; however, any matters requiring the approval of the China Securities Regulatory Commission, such as public offer of securities, shall be subject to approval of the shareholders’ general meeting;

(2)	a single loan of less than 10% of the Company’s most recently audited net asset value and the debt ratio to the Company’s assets remains under 60% after such financing;

(3)	mortgages or pledges of assets the cumulative outstanding amount of which is less than 30% of the Company’s most recently audited net asset value;

(4)	external guarantees of less than 3% of the Company’s most recently audited net asset value for a single amount and less than 10% of such value for the cumulative amount;

(5)	matters involving connected transactions, which have to be conducted in accordance with the relevant regulations of China Securities Regulatory Commission and the listing rules of the Stock Exchange on which the shares are listed.

Chapter 3 Duties and Powers of Chairman

Article 7	The Chairman of the board of directors shall be elected and dismissed by more than one-half of all members of the board of directors. The term of office of the Chairman shall be three (3) years, which is renewable upon re-election.

Article 8	The Chairman of the board of directors exercises the following duties and powers:

(1)	to preside over shareholders’ general meetings and to convene and preside over meetings of the board of directors;

(2)	to check on the implementation of resolutions passed by the board of directors at directors’ meetings;

(3)	to sign the securities certificates issued by the Company;

APPENDIX V	RULES OF PROCEDURES FOR THE BOARD OF DIRECTORS

(4)	to sign the important documents of the board of directors and other documents which should be signed by the Company’s legal representative;

(5)	to exercise the rights of the legal representative;

(6)	in the event of emergency situations such as the occurrence of large-scale natural disasters, to take special steps in handling the Company’s business according to the laws and the Company’s interest; and to report to the Company’s board of directors and shareholders’ general meeting afterwards;

(7)	to exercise other powers conferred by the board of directors.

Article 9	When the Chairman of the board of directors is unable to exercise his powers due to special reason, such powers shall be exercised by the Vice-chairman designated by the Chairman to exercise such powers on his behalf.

Chapter 4 Special Duties and Powers of Independent Directors

Article 10	Apart from the powers granted to directors by the Company Law and other relevant laws, regulations and these Articles of Association, the independent directors shall have the following special powers:

(1)	Substantial connected transactions (determined in accordance with the standard promulgated from time to time by the regulatory organisations of the place where the Company’s shares are listed), and engaging or ceasing to engage an accounting firm, shall be agreed by more than one-half of the independent directors before submitting to the board of directors for consideration.

(2)	With the consent of more than one-half of all the independent directors, the independent directors may request the board of directors to convene an extraordinary general meeting, suggest the convening of a board meeting, publicly collect voting rights from the shareholders before the shareholders’ general meeting;

(3)	With the consent of all the independent directors, the independent directors may engage external audit institutions or consultative institutions independently to provide audit and consultation for specific matters of the Company, the relevant costs of which shall be undertaken by the Company.

If the above recommendations are not accepted or the above powers can not be exercised ordinarily, the Company shall disclose the circumstances accordingly.

Article 11	The independent directors shall express their independent opinion to the Company’s shareholders, board of directors or regulatory organisations on relevant matters in accordance with the regulatory provisions of the place where the Company’s shares are listed.

APPENDIX V	RULES OF PROCEDURES FOR THE BOARD OF DIRECTORS

Chapter 5 Obligations and Responsibilities of Directors

Article 12	Directors must observe the fiduciary obligations. The directors shall observe and procure the Company to observe the laws, regulations, statues, regulatory provisions of the place where the shares are listed and Articles of Association of the Company; shall perform duties in the best interests of the Company and the shareholders and shall not allow personal interests in conflict with the interests of the Company.

Article 13	Directors shall be diligent and responsible. The directors shall perform their duties in accordance with the laws, regulations and relevant requirements of these rules of meetings with reasonable prudence and diligence; shall be responsible to peruse each of the commercial and financial reports as well as material reports concerning the Company published by public relations and the media, so as to understand and continuously concern about the operation and management of the Company’s business, important events which have happened or may happen and their impacts; and shall make or take prudent and reasonable decision, judgment and action that a reasonable person would make or take in comparable circumstances.

Article 14	Directors shall be liable for the resolutions of the board of directors. If a resolution of the board of directors violates the laws, administrative regulations or the Company’s Articles of Association of the Company and the Company suffers serious losses as a result thereof, the directors who participated in the passing of such resolution are liable to compensate the Company therefore. However, if it can be proved that a director expressly objected to and voted against the resolution when the resolution was voted on, and that such objection was recorded in the minutes of the meeting, such director may be released from such liability. The directors who abstained from voting on the resolution when it was being considered (except those directors who abstained from voting pursuant to regulatory provisions), and who expressly objected to the resolution but did not explicitly vote against the resolution, shall not be exempted from such liability.

Article 15	All members of the board of directors shall ensure the truthfulness, accuracy and completeness of the contents of the Company’s announcements, and be liable for any false record, misleading statement and material omission.

Article 16	Where the directors of the Company violate the provisions of the “Listing Rules” of a Stock Exchange on which the Company’s shares are listed or the undertakings given to a stock exchange, the stock exchange may, depending on the seriousness of the situations, penalize the directors in the following manners:

1.	criticize by way of notice circulated within the listed company;

2.	reprimand publicly;

3.	confirm publicly that the directors concerned are unsuitable to act as directors of listed companies.

APPENDIX V	RULES OF PROCEDURES FOR THE BOARD OF DIRECTORS

Article 17	Where the Company fails to disclose information according to the regulatory provisions or the information disclosed contains false record, misleading statement or material omission, the regulatory organisation will give warnings to the directly responsible person-in-charge and other directly responsible personnel and impose a fine of at least RMB30,000 but not more than RMB300,000.

Article 18	The Company sets up a decision-making risk fund for directors to reward and compensate the directors who discharge their duties lawfully and liable for risks undertaken. The relevant details are implemented in accordance with the specific provisions of the “Management Measures for the Directors’ Decision-making Risk Fund of Yanzhou Coal Mining Company Limited”.

Chapter 6 Institutions under the Board of Directors

Article 19	Specialized committees are formed under the board of directors to conduct studies on professional matters and provide the board of directors with opinion and recommendation for reference in making decision. All members of the specialized committees should be directors.

Article 20	The audit committee of the board of directors comprises non-executive directors only, the majority of which are independent directors who also act as conveners. At least one of the independent director shall be accounting professional or has appropriate financial management expertise.

Article 21	The primary responsibilities of the audit committee of the board of directors include:

(1)	to propose the appointment or replacement of the external audit institution;

(2)	to supervise the internal audit system of the Company and its implementation;

(3)	to handle the communications between internal and external audit;

(4)	to examine the financial information of the Company and its disclosure;

(5)	to check the internal control system of the Company;

(6)	to review the regular reports and financial statements of the Company;

(7)	to give opinion on relevant matters in accordance with the regulatory provisions of the place where the Company’s shares are listed;

(8)	other matters authorised by the board of directors.

APPENDIX V	RULES OF PROCEDURES FOR THE BOARD OF DIRECTORS

Chapter 7 Daily Business Of the Board of Directors

Article 22	The senior management of the Company has the responsibility reporting to the board of directors in a timely manner on matters regarding the operation or finance of the Company which may have a considerable impact on the share price of the Company.

Article 23	To ensure that correct decisions are made by the board of directors efficiently, and to protect their rights to be informed, each responsible department and institution of the Company shall promptly inform the secretariat of the board of directors of the relevant documents and information of the matters concerned which require consideration and approval of the board of directors. The Secretariat will then submit them to all directors of the Company.

Article 24	All matters considered and approved by the board of directors should be issued in official documents under the name of the board of directors. The documents issued by the board of directors shall be drafted and signed by the responsible departments and then signed by the Chairman for releasing. Where the Chairman of the Board of Directors is unable to sign the document for releasing due to special reason, he should designate one Vice-chairman to sign it on his behalf.

Article 25	After having signed by the Chairman or Vice-chairman, the documents issued by the board of directors should be printed and distributed by the secretariat of the board of directors.

Chapter 8 System of the Board Meeting

Article 26	The board of directors convenes four regular meetings each year including:

(1)	Annual Results Board Meeting

The Company shall convene an annual results board meeting within one hundred and twenty (120) days from the date on which each financial year ends, to consider the annual results of the Company and related matters.

(2)	Interim Results Board Meeting

The Company shall convene an interim results board meeting within sixty (60) days from the date on which the first six months period of each financial year ends, to consider the half-year results of the Company and related matters.

(3)	Quarterly Results Board Meeting

The Company shall convene a quarterly results board meeting within thirty (30) days from the date on which the first three months period or the first nine months period of each financial year ends, to consider the previous quarterly results of the Company and related matters.

APPENDIX V	RULES OF PROCEDURES FOR THE BOARD OF DIRECTORS

The first quarterly results board meeting of each financial year should not be convened earlier than the annual results board meeting of the previous financial year.

Article 27	The Company shall convene an extraordinary board meeting under the following circumstances:

(1)	when the Chairman thinks it is necessary;

(2)	when more than one-thirds of the directors so request;

(3)	when the supervisory committee so requests;

(4)	when the general manager so requests;

(5)	when more than one-half of the independent directors so request.

Article 28	As long as all directors can fully express their opinions, a board meeting may be held by way of facsimile, during which resolutions may be passed and signed by participating directors. All such directors shall be deemed to be present in person at the meeting. When the number of directors who have signed and consented to a resolution reaches the number required by the statutory requirements, a valid resolution shall be deemed to have been passed.

Article 29	Directors shall attend the board meeting in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his behalf. The power of attorney shall set out the name of the proxy, matters being dealt with, limitation and validity of the authority, which should be signed by the appointor.

A director appointed as a representative of another director to attend the meeting shall exercise the rights of a director within the scope of authority conferred by the appointing director.

Article 30	If a director fails to attend two consecutive board meetings in person and has not appointed another director to attend the board meeting on his behalf, he shall be deemed as unable to perform his duty. The board of directors shall therefore recommend his removal to the shareholders’ general meeting.

Article 31	If an independent director fails to attend three consecutive board meetings in person, the board of directors shall recommend his removal to a shareholders’ general meeting.

Article 32	The secretary of the board of directors shall attend the board meeting, take minutes of the board meeting and sign thereon.

Article 33	Supervisors and members of the leadership of the Company shall attend the board meeting.

APPENDIX V	RULES OF PROCEDURES FOR THE BOARD OF DIRECTORS

Article 34	Persons who attend the board meeting shall have the obligations to give opinion, recommendation or explanation on matters directly related to the board meeting, but shall not have any voting right.

Chapter 9 Procedures of the Board Meeting

Article 35	Putting forward Proposals

There are five (5) ways to put forward proposals at the board meeting as follows:

(1)	proposals which are within the scope of duty of the board of directors and which are put forward by the Company in accordance with the applicable laws, statutes, regulatory provisions of the place where the Company’s shares are listed, and the Company’s actual business condition;

(2)	matters proposed by the directors;

(3)	matters proposed by the specialized committees of the board of directors;

(4)	matters proposed by the supervisory committee;

(5)	matters proposed by the general manager.

Article 36	Collecting Proposals

The secretariat of the board of directors is responsible for collecting the draft proposals, and the relevant departments of the Company have the obligation to provide timely written information and explanation for the proposal concerned. The secretariat, having organised the relevant information, then prepares an agenda for the proposed board meeting together with proposed time and place of the meeting and submits the same to the Chairman for review.

Article 37	Convening the Meeting

The Chairman is responsible to decide whether to convene a board meeting. Where the Chairman is unable to perform his duty due to special reason, he may designate one Vice-chairman to decide whether to convene a Board Meeting.

Article 38	Notice of the Meeting

Having decided to convene a board meeting, the secretariat of the board of director is responsible to send the notice of the meeting to all directors, supervisors and members of the leadership.

A notice of meeting contains the following information:

(1)	date and place of the meeting;

(2)	duration of the meeting;

APPENDIX V	RULES OF PROCEDURES FOR THE BOARD OF DIRECTORS

(3)	agenda of the meeting;

(4)	date of the notice.

Notice of regular board meeting shall be sent to the directors of the Company and persons attending the meeting fourteen (14) days prior to the date of the meeting. Notice of extraordinary board meeting shall be sent to the directors of the Company and persons attending the meeting three (3) days prior to the date of the meeting.

Notice of board meetings shall be delivered in person, by facsimile, by express delivery service, by e-mail or by registered mail.

Article 39	Preparing Proposals

Matters which shall be proposed, in the names of the Company and general manager, to the board of directors for consideration should be formed into proposals by the relevant responsible departments designated by the Chairman of the board of directors or general manager in accordance with the subject matter of the meeting as well as the principle applied within the business scope of each department of the Company.

Relevant matters directly proposed by the directors of the Company shall be notified to the secretariat of the board of directors twenty (20) days before the board meeting being held. Proposals formed by the secretariat shall be submitted to the directors concerned for review and be included in the recommended agenda of the meeting by the secretariat.

Matters proposed by the specialised committees of the board of directors or supervisory committee to the board of directors for consideration shall be formed into proposals by their subordinate institutions.

When proposals are formed, the secretariat of the board of directors has the obligation to inform the relevant responsible departments about the operational requirements of listed companies, requirements of the proposals and regulatory provisions etc., in order to get their coordination and support.

Proposals of the board meeting put forward by each department shall be submitted to the secretariat of the board of directors eight (8) days before date of the board meeting. The secretariat is responsible to collate and organise the proposals. Relevant responsible departments which need other departments to provide related explanation and information of the proposals must promptly make such request in writing.

The secretariat of the board of directors is responsible to submit proposals and information to be discussed at the board meeting to the directors of the Company for review five (5) days prior to a regular board meeting; and three (3) days prior to an extraordinary board meeting is held.

APPENDIX V	RULES OF PROCEDURES FOR THE BOARD OF DIRECTORS

When more than two independent directors consider that the information provided is insufficient or the argument is not clear, they may request in joint names supplement information for the board meeting, propose to adjourn the meeting or adjourn part of the proposal under discussion. The board of directors shall accept their requests under these circumstances.

Article 40	Convening the Meeting

The secretariat of the board of directors is specifically responsible for organising the board meeting and arranging for the administration of the board meeting. Meetings of the board of directors shall be held only if more than half of the directors (including any alternate director appointed to attend the meeting pursuant to the provisions of the Articles of Association of the Company) are present.

The Chairman of the board of directors shall preside over the board meeting. When the Chairman is unable to preside over the meeting due to special reasons, he may designate one Vice-chairman or one director to act on his behalf. If the Chairman fails to preside over the meeting without reason, nor does he designate specific person to act on his behalf, the meeting may be presided by the Vice-chairman or by a director elected by more than one-half of all the directors

Article 41	Considering Proposals

The meeting of the board of directors considers each proposal one by one.

Directors may request the person putting forward the proposal, person in-charge of the organising department or other relevant professional to attend the meeting and produce reply, explanation and further relevant information in response to the inquiries raised by the directors.

Independent directors shall express their independent opinions to the board of directors in respect of the following matters:

(1)	nomination, appointment and dismissal of directors;

(2)	appointment or dismissal of senior management personnel;

(3)	remuneration of the Company’s directors and senior management personnel;

(4)	existing or new loans or other transactions involving funds which are substantial (determined in accordance with the standard promulgated from time to time by the regulatory organisations of the place where the Company’s shares are listed) between the Company and the Company’s shareholders, persons in actual control of the Company and their affiliates, and whether the Company has taken effective measures to recover the moneys owed to it;

(5)	plan for profit distribution in cash which has not yet been formulated by the board of directors of the Company;

APPENDIX V	RULES OF PROCEDURES FOR THE BOARD OF DIRECTORS

(6)	actions which, in the opinion of the independent directors, may prejudice the interests of minority shareholders;

(7)	other matters specified by the Articles of Association.

The independent directors should express one of the following views on the aforesaid matters:

(1)	consent;

(2)	reservation with the reasons thereof;

(3)	objection with the reasons thereof;

(4)	inability to express their opinions and the impediments thereto.

Article 42	Voting at the Meeting

The meeting of the board of directors votes on each proposal one by one. The directors who attend the meeting must either vote in favour of or against the proposal or abstain from voting.

Where a director is unable to attend a board meeting and has not appointed a representative to attend the meeting on his behalf, he shall be deemed to have waived his right to vote at the meeting.

Voting in the board meeting may be by show of hands or by poll. Each director shall have one (1) vote. Where there is an equality of votes casts for and against a resolution, the Chairman of the board of directors shall have a casting vote.

When passing a resolution in relation to connected transaction at a board meeting, or where any director or any of his Associate(s) (as defined under the “Listing Rules” of the Stock Exchange of Hong Kong) is connected with such resolution, such connected director shall excuse himself from the board meeting, shall not have any voting rights in respect thereof and shall not be counted as part of the quorum of the board meeting.

Article 43	Resolution of the Meeting

Resolutions passed for matters being considered by the board of directors shall be confirmed and signed by the directors participating in the board meeting.

If a quorum is not formed at the board meeting as a result of the absence of a connected director, all directors (including the connected director) shall pass a resolution in relation to the procedural issues on submitting such transaction for consideration at a shareholders’ general meeting of the Company, such that relevant resolutions in respect of such transaction can be passed at the shareholders’ general meeting.

APPENDIX V	RULES OF PROCEDURES FOR THE BOARD OF DIRECTORS

Chapter 10 Disclosure of Information for the Resolutions of the Board Meeting

Article 44	Resolutions of the board of directors shall be submitted to the Shanghai Stock Exchange within two (2) business days after the board meeting.

Article 45	Resolutions of the board of directors which concerns matters that require to be voted on by the shareholders’ general meeting or matters that are required to make announcements as provided by the “Listing Rules” of the Shanghai Stock Exchange and Stock Exchange of Hong Kong, should be disclosed in a timely manner. Resolutions which are considered by the Shanghai Stock Exchange and Stock Exchange of Hong Kong as necessary to be disclosed shall also be disclosed in a timely manner.

Article 46	Resolutions of the board of directors shall be disclosed simultaneously in places inside and outside the PRC where the Company’s shares are listed.

Article 47	In case of matters requiring prior approval of or independent opinion expressed by the independent directors, the Company shall make public announcement of the independent director’s opinion. If the independent directors fail to reach a consensus in their opinion, the board of directors shall disclose each independent director’s respective opinion.

Article 48	Announcement regarding the resolutions of the board of directors should be published in Chinese in at least one (1) domestic newspaper designated by CSRC for disclosure of information; and in both Chinese and English in Hong Kong’s newspapers.

Article 49	Resolutions of the board meeting and disclosure document should be submitted and filed with the CSRC and institutions under the CSRC as required.

Chapter 11 Minutes of the Board Meeting

Article 50	The board of directors shall keep minutes of resolutions passed at the board meeting. The secretariat of the board of directors is responsible to take minutes at the board meeting.

Article 51	The minutes of the board meeting shall include the following contents:

(1)	date and place of the meeting and names of the convener, chairperson and secretary of the meeting;

(2)	names of participating directors and proxies;

(3)	agenda;

(4)	main points of directors’ speeches;

(5)	voting method for each matter and its result (the voting result should specify the number of votes for and against and abstentions).

APPENDIX V	RULES OF PROCEDURES FOR THE BOARD OF DIRECTORS

Article 52	The draft minutes should be ready for review by the directors attending the meeting within three (3) business days after every board meeting. Directors who wish to supplement or amend the minutes shall send their comments to the secretariat of the board of directors within five (5) business days after receiving the minutes.

The minutes should be finalized within ten (10) business days after the board meeting. The minutes shall be signed (including signing by way of facsimile) by the directors present at the meeting, the board’s secretary and the person who recorded the minutes. The secretariat of the board of directors shall send a complete copy of the minutes to each director as soon as possible.

Article 53	Minutes, resolutions, relevant documents and information of the board meeting are important records of the Company. They should be duly kept by the secretariat of the board of directors in the office of the Company.

Directors of the Company have the rights to inspect the aforesaid information of the board meeting.

Chapter 12 Supplementary Provisions

Article 54	These rules of meetings drafted by the board of directors shall be effective and implemented after being approved at the shareholders’ general meeting.

Article 55	Any matter which has not been adequately provided in these rules or when these rules are inconsistent with the applicable laws, administrative statutes and the regulatory provisions of the place where the Company’s shares are listed, the laws, statutes and the regulatory provisions of the place where the Company’s shares are listed shall prevail.

Article 56	The board of directors of the Company has the right to interpret these rules of meetings, which are to be amended by the shareholders’ general meeting.

The board of directors of Yanzhou Coal Mining Company Limited
25 April 2005

APPENDIX VI	RULES OF PROCEDURE FOR THE SUPERVISORY COMMITTEE

Chapter 1 General Principles

Article 1	These rules of procedure (hereinafter “these Rules”) are formulated in accordance with the Company Law of the People’s Republic of China (hereinafter “the Company Law”), the Compulsory Provisions for the Articles of Association of the Companies to be Listed Abroad, the Governing Guideline of Listed Companies, the Company’s articles of association (the “Articles”) and other related laws and regulations for the purpose of regulating the operation of Yanzhou Coal Mining Company Limited (the “Company”), improving supervisory mechanism, protecting the legal rights and interests of the Company and shareholders as well as enhancing the efficiency of the supervisory committee of the Company (the “Supervisory Committee”).

All members of the Supervisory Committee shall abide by the provisions of these Rules.

Article 2	The Company shall establish the Supervisory Committee in accordance with the laws. The Supervisory Committee shall exercise its supervision on protecting the legal rights and interests of shareholders, employees and the Company.

The Supervisory Committee shall be accountable to the shareholders’ meeting and report work progress to the latter.

Article 3	The Company shall adopt measures to ensure that supervisors have the rights to learn about the Company’s matters and shall provide them with necessary information and materials in a timely manner for their effective performance of supervision, inspection and assessment on the financial status, operation and management of the Company.

The general manager shall, upon request of the Supervisory Committee, submit the report to the latter on signing and execution of material contracts, use of capital and the profit or loss thereof. The general manager shall ensure the truthfulness and accuracy of such report.

Chapter 2 Composition of the Supervisory Committee and its Executive Arm

Article 4	The Supervisory Committee is comprised of five members from representatives of shareholders and employees of the Company. One of whom shall preside as the chairman of the Supervisory Committee.

The appointment and removal of chairman of the Supervisory Committee shall be approved by two thirds of the votes of the Supervisors.

Article 5	Each term of office of a Supervisor shall be three years. A supervisor representing shareholders shall be elected among the candidates nominated by shareholders or replaced by a majority of votes of the shareholders attending the shareholders’ meeting whereas a Supervisor representing employees shall be elected or replaced by employees of the Company.

APPENDIX VI	RULES OF PROCEDURE FOR THE SUPERVISORY COMMITTEE

A Supervisor may be re-elected to serve another term of office. However, directors, general managers and other senior management personnel shall not act as supervisors concurrently.

Article 6	A Supervisor shall meet the following requirements:

(I)	The ability to establish efficient channels of communication with shareholders and employees of the Company and other interested parties and to protect the rights and interests of all shareholders of the Company;

(II)	Possess relevant professional knowledge or work experience in such areas as law, management and accounting;

(III)	Meet relevant requirements of laws and regulations;

Article 7	A person who is disqualified by Article 57 and Article 58 of the Company Law as a supervisor or is prohibited by the China Securities Regulatory Commission from entering the market (and such prohibition is still in force) shall not act as Supervisor of the Company.

Article 8	The secretariat of the Supervisory Committee is established to undertake the operational duties of the Supervisory Committee.

Chapter 3 Powers And Duties Of The Supervisory Committee

Article 9	The Supervisory Committee shall have the following powers and duties under the laws:

(I)	To examine the financial position of the Company;

(II)	To supervise directors, general managers and other senior management personnel of the Company and to ensure they do not breach any laws, regulations or the Articles in performing their duties;

(III)	To instruct directors, general managers and other senior management personnel to rectify such acts which are harmful to the interests of the Company and, when necessary, report such matters to the shareholders’ meeting or relevant regulatory authorities of the State;

(IV)	To propose the convention of provisional shareholders’ meetings;

(V)	To propose the convention of provisional board of directors’ meetings;

(VI)	To propose candidates for independent directors to the shareholders’ meeting;

(VII)	Other authorities and duties empowered by the Articles or the Shareholders’ Meetings.

Supervisors shall attend board of directors’ meetings with no voting rights.

APPENDIX VI	RULES OF PROCEDURE FOR THE SUPERVISORY COMMITTEE

Article 10	The Supervisory Committee shall present its report on supervision of the Company over the past year at annual general meeting. The report shall include the following matters:

(I)	Inspection of the financial status of the Company;

(II)	Performance of duties of directors and senior management personnel and the compliance of relevant laws, regulations, the Articles and resolutions of shareholders’ meetings by directors and senior management personnel;

(III)	Other important events which in the opinion of the Supervisory Committee shall be reported to the annual general meeting.

The Supervisory Committee may also give opinion to any proposal being reviewed by the shareholders’ meeting and submit its independent report.

Article 11	Chairman of the Supervisory Committee shall have the following powers and duties:

(I)	To convene and preside as chairman at each meetings of the Supervisory Committee, to monitor compliance of resolutions of the Supervisory Committee;

(II)	To report to the shareholders’ meeting on behalf of the Supervisory Committee;

(III)	To attend or entrust to another supervisor to attend board of directors’ meetings with no voting right;

(IV)	To engage himself in the proceedings against directors or general managers on behalf of the Company when there is a lawsuit between directors and the Company or between general managers and the Company;

(V)	To perform other duties as stipulated by laws or the Articles.

If for any reason the chairman of the Supervisory Committee is unable to exercise his powers and duties, he can entrust to or confer upon a supervisor selected by him or elected by other supervisors any powers or duties exercisable by the chairman.

Article 12	The Supervisory Committee shall have the right to propose the replacement of any director to the shareholders’ meeting or to propose the dismissal of the general manager or any other senior management personnel from the office to the board of directors after such proposal is unanimously approved by all Supervisors if the director, the general manager or any other senior management personnel concerned is in breach of laws or is in material breach of his duties.

Article 13	The record of supervision of the Supervisory Committee on directors, managers and other senior management personnel as well as the results of financial or other specific investigations shall be used as an important basis for performance assessment of directors, managers and other senior management personnel.

APPENDIX VI	RULES OF PROCEDURE FOR THE SUPERVISORY COMMITTEE

Article 14	The Supervisory Committee may report directly to securities regulatory authorities and other related authorities when reporting to the board of directors and the shareholders’ meeting.

Article 15	The Supervisory Committee may during exercise of its powers and duties engage professional institutions such as law firms or accounting firms to provide professional opinions when necessary and the relevant expenses so incurred shall be borne by the Company.

Article 16	The Supervisory Committee shall inspect the Company’s financial information at least once a year, and may conduct inspections and interviews at the Company’s subsidiaries so as to fully understand the operation of the Company. It may also engage law firms, accounting firms or the audit division of the Company to provide any relevant professional assistance.

Article 17	The Supervisory Committee shall devise annual plan to provide regular training for supervisors on politics, current affairs, policies, laws and regulations, and management, and to provide them with opportunities to attend meetings, trainings and other activities organized by relevant authorities of the State so as to improve the quality of supervisors and their ability of supervision.

Article 18	The expenses incurred by the Supervisory Committee in the performance of its duties, attendance of external meetings and trainings, and engagement of accounting firms to provide assistance in supervision shall be borne by the Company.

Article 19	Supervisors shall abide by relevant laws, administrative regulations and the Articles and shall fulfill the obligations of integrity and diligence.

Chapter 4 Supervisory Committee Meeting and its Scope of Functions

Article 20	The Supervisory Committee shall hold at least two meetings each year and convene provisional meetings in a timely manner when necessary. Notice of meeting shall be sent to all supervisors in writing ten days before such meeting is convened. If for any reason a Supervisory Committee meeting cannot be convened, an explanation shall be publicly announced.

The Supervisory Committee meeting shall be convened in strict compliance with these Rules. The Supervisory Committee may request directors, general managers, other senior management personnel, internal and external auditors of the Company to attend its meetings and to answer the questions that the Supervisory Committee is concerned with.

Article 21	The notice of Supervisory Committee meeting shall include the following information: date and time, venue and duration of the meeting reason for holding the meeting, the agenda and the date of notice.

APPENDIX VI	RULES OF PROCEDURE FOR THE SUPERVISORY COMMITTEE

Article 22	The Supervisory Committee meeting is presided by the chairman of the Supervisory Committee and no meeting shall be convened unless a quorum of over two thirds of supervisors is present. Each supervisor shall have one vote.

Each supervisor shall present at the Supervisory Committee meeting in person. Supervisor who is unable to attend the meeting may appoint a proxy amongst other supervisors to attend the meeting on his behalf.

Instrument appointing a proxy shall contain the name of the proxy, matters authorized to be dealt with on the supervisor’s behalf, and the limits and duration of such authorization. It shall be signed by the agent of the supervisor and affixed with chop.

Supervisor who attends the meeting on behalf of another supervisor shall exercise such rights and duties within the scope of authorization.

Article 23	Supervisor who neither attends the Supervisory Committee meeting nor entrusts a proxy to attend the meeting will be deemed to abstain from voting in the meeting.

Provisional meetings of the Supervisory Committee may be held in writing by fax and resolution may be passed and signed by the supervisors attending the meeting provided that adequate opportunity is given for supervisors to express their opinions.

Article 24	The main functions of the Supervisory Committee meeting are:

(I)	To give opinion on the Company’s operational objectives, policy and proposals of major investments decided by the board of directors;

(II)	To give opinion on the Company’s interim and annual financial budgets, final estimates and reports of disclosure;

(III)	To assess and give opinion on the Company’s profit distribution plan and loss recovery plan;

(IV)	To give opinion on major capital investment, charge, guarantee etc. decided by the board of directors;

(V)	To review and give opinion on the establishment and execution of internal control systems of the Company;

(VI)	To give advice on correcting directors, managers and other senior management personnel’s breach of laws, regulations and the Articles as well as infringement of rights and interests of shareholders and the Company in their performance of duties;

(VII)	Replacement and resignation of supervisors: to discuss and recommend to the shareholders’ meeting supervisors for serving for the next term or for filling any vacated office;

APPENDIX VI	RULES OF PROCEDURE FOR THE SUPERVISORY COMMITTEE

(VIII)	Remuneration and other benefits of senior management personnel of the Company;

(IX)	Other issues concerning the interest of shareholders and the development of the Company.

Chapter 5 Resolution and Announcement made by the Supervisory Committee

Article 25	The decisions of the Supervisory Committee shall be made through a meeting.

Article 26	Any resolution of the Supervisory Committee put to vote shall be decided by a show of hands by the supervisors present. Each supervisor shall have one vote. Resolution shall not take effect unless approved by two thirds of all supervisors.

Article 27	Supervisors who have attended the meeting shall sign the minutes of the meeting at the end of the meeting and shall sign the summary of the meeting or the resolution after the meeting (supervisors shall review and sign the summary or the resolution on the spot when the same is delivered to them.). Supervisor who fails to sign the minutes, summary or resolution of the meeting will be deemed to have failed to perform his duties as a supervisor.

Article 28	The Supervisory Committee meeting shall record the following matters:

(I)	Time and venue of the meeting, and the name of convener;

(II)	Names of supervisors present;

(III)	Agenda of the meeting;

(IV)	Summary of speech made by supervisors;

(V)	Method of poll and result of resolution.

Supervisors who have attended the meeting and the person who has drafted the minutes shall sign the minutes of the meeting. Supervisor has the right to request to put a note on the minutes to clarify the speech made by him at the meeting. Minutes of the Supervisory Committee meeting shall be kept as the Company’s records.

Article 29	The resolution and summary of the Supervisory Committee meeting shall be forwarded to the secretary of the board of directors within one working day after the meeting, filed by the secretary of the board of directors to the Stock Exchange and announced publicly as required by the Shanghai Stock Exchange.

Article 30	Supervisors shall be made personally responsible for taking part in any resolutions made by the Supervisory Committee. If the resolutions of the Supervisory Committee breach any laws, administrative regulations or the Articles and cause loss to the Company, Supervisors responsible for making such resolutions shall be liable for compensation, except those proved to have objected and the objections of whom have been recorded in the minutes.

APPENDIX VI	RULES OF PROCEDURE FOR THE SUPERVISORY COMMITTEE

Article 31	The resolutions of the Supervisory Committee shall be executed by supervisors or executed under the Supervisory Committee’s supervision. Resolutions on supervisory matters shall be executed by supervisors; resolutions recommending any supervisory matters shall be executed under supervision of supervisors.

Chapter 6 Disclosure of Information of the Supervisory Committee Meeting

Article 32	The Supervisory Committee shall strictly adhere to the requirements for disclosure of information stipulated by relevant regulatory authorities and the stock exchange of the jurisdiction where the shares of the Company are listed, and disclose in a timely and accurate manner the matters discussed and the resolutions passed at the Supervisory Committee meeting.

Article 33	All persons who have attended the meeting shall keep in strict confidence the trade secret. Anyone who violates this Article shall bear personal legal liability.

Chapter 7 Supplementary Provisions

Article 34	Where these Rules are in conflict with the relevant laws, regulations and the Articles, the relevant laws, regulations and the Articles shall prevail and be complied with and these Rules shall be amended in a timely manner.

Article 35	The Supervisory Committee shall have the rights to interpret these Rules.

The Supervisory Committee of Yanzhou Coal Mining Company Limited

25 April 2005

APPENDIX VII	MANAGEMENT MEASURES FOR THE DIRECTORS’ DECISION MAKING RISK FUND

Chapter 1 Introduction

Article 1	These measures (the “Measures”) are formulated for giving full play to the functions of, raising the efficiency and quality of and taking precautions against the risk of, decision-making of the Board of Directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”), and for ensuring that the directors, the supervisors, the management staff and the other relevant staff of the Company can honor his/her duties actively.

Chapter 2 Source and Management of Fund

Article 2	The Directors’ Decision Making Risk Fund of the Company (the “Risk Fund”) shall be drawn from the Company’s own capital in accordance with the following guideline: an annual amount of RMB100,000 for each incumbent director and an annual amount of RMB50,000 for each incumbent supervisor, management staff and other relevant staff (a higher amount shall be adopted for those having dual capacities). The Risk Fund drawn shall be accounted for as the management cost of the Company for the relevant period.

Article 3	Money shall be drawn for the Risk Fund on a yearly basis. If the term of office of the directors, the supervisors, the management staff and the other relevant staff of the Company is less than one year but more than half a year (including half a year), money shall be drawn for full year. If the term of office is less than half a year, no money shall be drawn for that year.

Article 4	The Risk Fund shall be deposited in a special account for the Fund (the “Special Account”) managed by the Department of Planning and Finance of the Company as a special fund.

Chapter 3 Scope of Application

Article 4	The directors, the supervisors, the management staff and the other relevant staff of the Company shall be compensated by the Risk Fund if they suffer individual economic loss in the following circumstances when acting honestly, conscientiously, industriously and responsibly in performing their duties in accordance with the requirements of the laws, the regulations and the articles of association of the Company etc.:

(1)	they are required to pay personally the fines imposed by the China Securities Regulatory Commission or other supervisory institutions;

(2)	they are required to pay personally the various fines imposed by the judiciary institutions through mediation and adjudication, or by arbitration through mediation or adjudication;

(3)	other matters endorsed by the Board.

APPENDIX VII	MANAGEMENT MEASURES FOR THE DIRECTORS’ DECISION MAKING RISK FUND

Chapter 4 Relevant Rules

Article 6	If the directors, the supervisors, the management staff and the other relevant staff of the Company suffer individual economic loss specified in Article 5 of the Measures, they shall, upon personal payments, be entitled to apply for compensation by the Risk Fund. Applicants shall submit a written application and sufficient evidence to the Board and shall only be compensated on approval by the Board.

Article 7	The maximum amount of the Risk Fund which the Board may approve to be used is the accumulated surplus in the Special Account. No overdraft shall be allowed.

If the circumstances specified in Article 5 of the Measures occur, and there is sufficient accumulated surplus in the Risk Fund for payments of the necessary compensation for the incumbent directors, supervisors, management staff and other relevant staff of the Company and those who have left their offices, compensation shall be made in full. Otherwise, compensation shall only be made on a pro rata basis for the incumbent directors, supervisors, management staff and other relevant staff of the Company and those who have left their offices.

Chapter 5 Miscellaneous

Article 8	The Measures have been approved by the Board. It will, after being submitted to and approved in the meeting of the shareholders, become effective from January 1, 2005.

Article 9	The power of interpretation of the Measures belongs to the Board.

The Board of Yanzhou Coal Mining Company Limited
25 April 2005

About the Company

Our contact information of this release is:

•        Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•        Telephone number: (86) 537 538 2319

•        Website: http://www.yanzhoucoal.com.cn

•        Contact person: Chen Guangshui, Secretary; (86) 537 538 3310

NOTICE OF THE 2004 ANNUAL GENERAL MEETING

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an annual general meeting for the year ended 31st December, 2004 (the “Annual General Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 8:30 am on 28th June, 2005 at 2nd Floor Conference Room, Guest House, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC:

As ordinary resolutions:

1.	to consider and approve the working report of the board of directors of the Company (the “Board”) for the year ended 31st December, 2004;

2.	to consider and approve the working report of the supervisory committee of the Company for the year ended 31st December, 2004;

3.	to consider and approve the audited financial statements of the Company as at and for the year ended 31st December, 2004;

4.	to determine the remuneration of the directors and supervisors of the Company for the year ending 31st December, 2005;

5.	to consider and approve the anticipated amount of “Sale of Products and Commodities”, a type of daily connected transactions (as defined under the Rules Governing the Listing of Shares on the Shanghai Stock Exchange) of the Company, for the year ending 31st December, 2005;

As special resolutions:

6.	to consider and approve the proposed profit distribution plan, i.e. the final dividend distribution plan and the issue of bonus shares of the Company through the capitalization of the capital reserve of the Company on the basis of six bonus shares for every ten existing shares for the year ended 31st December, 2004, and to authorise the Board to distribute such final dividend and bonus shares to the shareholders of the Company (the “Shareholders”) and to authorise the Board to make consequential amendments to the articles of association of the Company arising from such bonus issue of shares;

7.	to consider and approve the amendments of the articles of association of the Company and to authorise the Board to do all such things as necessary in connection with such amendments;

NOTICE OF THE 2004 ANNUAL GENERAL MEETING

As ordinary resolutions:

8.	to ratify and confirm the directors of the second session of the Board and the supervisors of the second session of the supervisory committee to continue carrying out their duties as directors and supervisors from 22nd April, 2005 to the conclusion of the Annual General Meeting;

9.	to consider and approve the appointment of the following persons as the directors of the Company of the third session of the Board for a term of three years, to commence from the conclusion of the Annual General Meeting to the conclusion of the Shareholders’ meeting appointing the directors of the fourth session of the Board in or about June 2008:

9.1	Wang Xin

9.2	Geng Jiahuai

9.3	Yang Deyu

9.4	Shi Xuerang

9.5	Chen Changchun

9.6	Wu Yuxiang

9.7	Wang Xinkun

9.8	Chen Guangshui

9.9	Dong Yunqing

10.	to consider and approve the appointment of the following persons as the independent non-executive directors of the Company of the third session of the Board for a term of three years, to commence from the conclusion of the Annual General Meeting to the conclusion of the Shareholders’ meeting appointing the directors of the fourth session of the Board in or about June 2008:

10.1	Pu Hongjin

10.2	Cui Jianmin

10.3	Wang Xiaojun

10.4	Wang Quanxi

NOTICE OF THE 2004 ANNUAL GENERAL MEETING

11.	to consider and approve the appointment of the following persons as the supervisors (not representing the employees) of the Company of the third session of the supervisory committee of the Company for a term of three years, to commence from the conclusion of the Annual General Meeting to the conclusion of the Shareholders’ meeting appointing the supervisors (not representing the employees) of the fourth session of the supervisory committee of the Company in or about June 2008:

11.1	Meng Xianchang

11.2	Song Guo

11.3	Zhang Shengdong

11.4	Liu Weixin

12.	to consider, approve and adopt the Rules of Procedure for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited;

13.	to consider, approve and adopt the Rules of Procedure for the Board of Directors of Yanzhou Coal Mining Company Limited;

14.	to consider, approve and adopt the Rules of Procedure for the Supervisory Committee of Yanzhou Coal Mining Company Limited;

15.	to consider, approve and adopt the Management Measures for the Directors’ Decision Making Risk Fund of Yanzhou Coal Mining Company Limited;

16.	to consider and approve the appointment of Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (certified public accountants in the PRC (excluding Hong Kong)) as the Company’s international and domestic auditors for the year 2005, respectively, and to determine their remuneration;

As special resolution:

17.	to consider and approve the following resolution:

“THAT:

(a)	the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

NOTICE OF THE 2004 ANNUAL GENERAL MEETING

(ii)	the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20 per cent. of the number of H Shares in issue as at the date of the this resolution; and

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purposes of this resolution:

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of the 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(c)	contingent on the directors resolving to issue shares pursuant to subparagraph (a) of this resolution, the Board be and is hereby authorised to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the articles of association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”

By Order of the Board
Wang Xin
Chairman

Zoucheng, Shandong, PRC, 13th May, 2005

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Secretary; (86) 537 538 3310

NOTICE OF THE 2004 ANNUAL GENERAL MEETING

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members which is maintained by Hong Kong Registrars Limited at the close of business on 27th May, 2005 are entitled to attend the Annual General Meeting after completing the registration procedures for attending the Annual General Meeting.

(B)	Holders of H shares, who intend to attend the Annual General Meeting, must deliver the completed reply slips for attending the Annual General Meeting to the Office of the Secretary of the Board no later than 8th June, 2005. In addition to the foregoing:

(1)	such holders of H shares shall deliver copies of instruments of transfer, share certificates and their own identity cards to the Office of the Secretary of the Board; and

(2)	in case such holders are represented by proxies, they shall also deliver the instrument appointing the proxies and copies of the documents of identity of the proxies to the Office of the Secretary of the Board.

Shareholders can deliver the necessary documents for registration by the Company in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the Annual General Meeting and despatch copies of Annual General Meeting admission cards to shareholders by post or by facsimile. When attending the Annual General Meeting, Shareholders or their proxies may exchange copies or facsimile copies of the Annual General Meeting admission cards for the original Annual General Meeting admission cards.

Further details of the requirements of the instrument appointing the proxies are set out in note (D) below.

(C)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(D)	Each holder of H shares who has the right to attend and vote at the Annual General Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the Annual General Meeting. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a legal entity, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. For holders of H shares, the power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited no less than 24 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof in order for such documents to be valid.

(E)	The H share register will be closed from 28th May, 2005 to 28th June, 2005, during which time no transfer of H shares will be registered. Holders of H shares who wish to attend and vote at the Annual General Meeting be qualified for entitlement to the final dividends and the bonus H shares must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited no later than 4:00 p.m. on 27th May, 2005.

Hong Kong Registrars Limited’s address is as follows:

Rooms 1901-1905

19th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

(F)	The Annual General Meeting is expected to last half a day. Shareholders attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

Form of proxy for use at the Annual General Meeting for the year end 31st December, 2004

The Number of Shares
Represented by the
Proxy Form[1]

I/We2                                                                                                                                                                                                                  ,

Address: ______________________________________________________________________________________________________________________________2,

being the registered holder(s) of ________________________________ H shares of RMB1.00 each in the capital of Yanzhou Coal Mining Company Limited

(the “Company”), HEREBY APPOINT3 the Chairman of the Annual General Meeting or _________________________________________________ of _____________________________________________________________________________________________  as my/our proxy/proxies to attend and act for me/us and on my/our behalf at the Annual General Meeting of the Company (and/or at any adjournment thereof) to be held at 2nd Floor Conference Room, Guest House, 298 South Fushan Road, Zoucheng, Shandong Province 273500, PRC at 8:30 a.m. on 28th June, 2005. The proxy/proxies will vote on the resolutions listed in the Notice of Annual General Meeting as hereunder indicated or, unless otherwise indicated or if no such indication is given, as my proxy/proxies think(s) fit:

	ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]	ABSTAIN[4]
1.	to consider and approve the working report of the board of directors of the Company (the “Board”) for the year ended 31st December, 2004;
2.	to consider and approve the working report of the supervisory committee of the Company for the year ended 31st December, 2004;
3.	to consider and approve the audited financial statements of the Company as at and for the year ended 31st December, 2004;
4.	to determine the remuneration of the directors and supervisors of the Company for the year ending 31st December, 2005;
5.	to consider and approve the anticipated amount of “Sale of Products and Commodities”, a type of daily connected transactions (as defined under the Rules Governing the Listing of Shares on the Shanghai Stock Exchange) of the Company, for the year ending 31st December, 2005;
	SPECIAL RESOLUTIONS	FOR[4]	AGAINST[4]	ABSTAIN[4]
6.	to consider and approve the proposed profit distribution plan, i.e. the final dividend distribution plan and the issue of bonus shares of the Company through the capitalization of the capital reserve of the Company on the basis of six bonus shares for every ten existing shares for the year ended 31st December, 2004, and to authorise the Board to distribute such final dividend and bonus shares to the shareholders of the Company (the “Shareholders”) and to authorise the Board to make consequential amendments to the articles of association of the Company arising from such bonus issue of shares;
7.	to consider and approve the amendments of the articles of association of the Company and to authorise the Board to do all such things as necessary in connection with such amendments;
	ORDINARY RESOLUTION	FOR[4]	AGAINST[4]	ABSTAIN[4]
8.	to ratify and confirm the directors of the second session of the Board and the supervisors of the second session of the supervisory committee to continue carrying out their duties as directors and supervisors from 22nd April, 2005 to the conclusion of the Annual General Meeting;
	ORDINARY RESOLUTION	FOR[5]		ABSTAIN[5]
9.	to consider and approve the appointment of the following persons as the directors of the Company of the third session of the Board for a term of three years, to commence from the conclusion of the Annual General Meeting to the conclusion of the Shareholders’ meeting appointing the directors of the fourth session of the Board in or about June 2008:	(Please refer to note 5 and insert the appropriate number of shares below for resolution no.9)
9.1 Wang Xi
9.2 Geng Jiahuai n
9.3 Yang Deyu
9.4 Shi Xuerang
9.5 Chen Changchun
9.6 Wu Yuxiang
9.7 Wang Xinkun
9.8 Chen Guangshu
9.9 Dong Yunqing

	ORDINARY RESOLUTION	FOR[5]		ABSTAIN[5]
10.	to consider and approve the appointment of the following persons as the independent non-executive directors of the Company of the third session of the Board for a term of three years, to commence from the conclusion of the Annual General Meeting to the conclusion of the Shareholders’ meeting appointing the directors of the fourth session of the Board in or about June 2008:	(Please refer to note 5 and insert the appropriate number of shares below for resolution no.10)
10.1 Pu Hongjiu
10.2 Cui Jianmin
10.3 Wang Xiaojun
10.4 Wang Quanxi
	ORDINARY RESOLUTION	FOR[6]		ABSTAIN[6]
11.	to consider and approve the appointment of the following persons as the supervisors (not representing the employees) of the Company of the third session of the supervisory committee of the Company for a term of three years, to commence from the conclusion of the Annual General Meeting to the conclusion of the Shareholders’ meeting appointing the supervisors (not representing the employees) of the fourth session of the supervisory committee of the Company in or about June 2008:	(Please refer to note 6 and insert the appropriate number of shares below for resolution no.11)
11.1 Meng Xianchang
11.2 Song Guo
11.3 Zhang Shengdong
11.4 Liu Weixin
	ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]	ABSTAIN[4]
12.	to consider, approve and adopt the Rules of Procedure for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited;
13.	to consider, approve and adopt the Rules of Procedure for the Board of Directors of Yanzhou Coal Mining Company Limited;
14.	to consider, approve and adopt the Rules of Procedure for the Supervisory Committee of Yanzhou Coal Mining Company Limited;
15.	to consider, approve and adopt the Management Measures for the Directors’ Decision Making Risk Fund of Yanzhou Coal Mining Company Limited;
16.	to consider and approve the appointment of Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (certified public accountants in the PRC (excluding Hong Kong)) as the Company’s international and domestic auditors for the year 2005, respectively, and to determine their remuneration;
	SPECIAL RESOLUTION	FOR[4]	AGAINST[4]	ABSTAIN[4]
17.	to consider and approve the following resolution:

“THAT:

(a) the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i) such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii) the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20 per cent. of the number of H Shares in issue as at the date of the this resolution; and

(iii) the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b) for the purposes of this resolution:

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; or

(ii) the expiration of the 12-month period following the passing of this resolution; or

(iii) the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

	SPECIAL RESOLUTION	For[4]	Against[4]	ABSTAIN[4]
(c)	contingent on the directors resolving to issue shares pursuant to subparagraph (a) of this resolution, the Board be and is hereby authorised to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the articles of association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”

Signature[7]:	Date:	2005

Notes:

1.	Please insert the number of shares in the Company to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate all the shares in the Company registered in your name.

2.	Full name(s) and address(es) to be inserted in BLOCK LETTERS as shown in the register of members of the Company.

3.	If the person other than the Chairman of the Annual General Meeting is to be appointed as proxy, please delete “the Chairman of the Annual General Meeting or” and insert into the blank space the name and address of the proxy appointed. Each Shareholder is entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a Shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.

4.	Important: If you wish to vote for any resolution, tick in the box marked “FOR”. If you wish to vote against any resolution, tick in the box marked “AGAINST”. If you wish to abstain from a resolution, tick the appropriate box marked “ABSTAIN”. Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Annual General Meeting other than those referred to in the notice convening the Annual General Meeting.

5.	Important: Each of resolution nos.9 and 10 will be voted by way of a cumulative voting system, details are as follows:

(1)	Independent non-executive directors shall be elected separately with other members of the board of directors of the Company, i.e. the election of independent non-executive directors is to be considered in resolution no.10 whereas the election of other members of the board of directors of the Company is to be separately considered in resolution no.9.

(2)	For each of resolution nos.9 and 10, each share having voting rights held by a Shareholder has the number of votes equal to the number of nominated directors, i.e. each share has an aggregate of 9 votes in resolution no.9 and an aggregate of 4 votes in resolution no.10. The Shareholder may freely allocate his/her votes among the directors nominated in each of resolution nos.9 and 10, either to allocate to different persons, or to vote all his/her votes in favour of one person. For the avoidance of doubt, the votes in resolution no.9 cannot be allocated to and voted in resolution no.10 and vice versa.

(3)	If you wish to vote for any resolution, insert the number of votes in the box marked “FOR”. If you wish to abstain from voting, insert the number of votes in the box marked “ABSTAIN”. Resolution nos. 9 and 10 do not have the box marked “AGAINST”. If you fail to insert the number of votes in the box or the aggregate number of votes inserted in each of resolution nos.9 and 10 do not correspond to the aggregate number of votes (as calculated in accordance with note 5(2)) represented by this form of proxy, your proxy will be entitled to cast all of your votes at his discretion.

6.	Important: Resolution no.11 will be voted by way of a cumulative voting system, details are as follows:

(1)	For resolution no.11, each share having voting right held by a Shareholder has the number of votes equal to the number of nominated supervisors, i.e. each share has an aggregate of 4 votes in resolution no.11. The Shareholder may freely allocate his/her votes among the supervisors nominated in resolution no.11, either to allocate to different persons, or to vote all his/her votes favour of one person. For the avoidance of doubt, the votes in resolution no.11 cannot be allocated to and voted in resolution nos.9 and/or 10 and vice versa.

(2)	If you wish to vote for any resolution, insert the number of votes in the box marked “FOR”. If you wish to abstain from voting, insert the number of votes in the box marked “ABSTAIN”. Resolution no. 11 does not have the box marked “AGAINST”. If you fail to insert the number of votes in the box or the aggregate number of votes inserted in resolution no.11 do not correspond to the aggregate number of votes (as calculated in accordance with note 6(1)) represented by this form of proxy, your proxy will be entitled to cast all of your votes at his discretion.

7.	This form of proxy must be signed by you (or by your attorney duly authorized in writing). If you are a legal entity such as a company or an organisation, this form of proxy must be under the seal of the legal entity or be signed by its director (or responsible person) or a duly authorized attorney.

8.	To be valid, this form of proxy, together with the power of attorney or other documents of authorization under which it is signed, must be delivered to Hong Kong Registrars Limited not less than 24 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof.

9.	A proxy attending the Annual General Meeting must present his proof of identity.

10.	Please refer to the circular dispatched with this form proxy for details of certain resolutions.

(Please refer to note 5 and insert the appropriate number of shares below for resolution no.9)

(Please refer to note 5 and insert the appropriate number of shares below for resolution no.10)

(Please refer to note 6 and insert the appropriate number of shares below for resolution no.11)

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

REPLY SLIP FOR THE ANNUAL GENERAL MEETING

To: Yanzhou Coal Mining Company Limited (the “Company”)

I/We intend to attend (in person/by a proxy/proxies)(4) the annual general meeting for the year ended 31st December, 2004 of the Company to be held at 2nd Floor Conference Room, Guest House, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC on 28th June, 2005, at 8:30 a.m.

Name(s) (as appearing in the register of members)(1)
Number of domestic/H shares registered under my/our name(s)(3)(4)
Identity card/passport number(2)(4)
Identification code of shareholder
Correspondence address(1)
Telephone number

Signature(s):	Date:	2005

Notes:

1.	Please insert your full name(s) (both in Chinese and English) and correspondence address in block letters.
2.	Please submit a photocopy of your ID card/passport.
3.	Please submit a photocopy of proof of ownership of your shares.
4.	Please delete the option which is not applicable in “domestic/H”, “in person/by a proxy/proxies” and “Identity card/passport”.
5.	The completed and signed reply slip must be delivered to the Office of the Secretary of the Board of Directors at the Company’s registered address at 298 South Fushan Road, Zoucheng, Shandong Province 273500, PRC no later than 8th June, 2005. This reply slip may be delivered to the Company in person, by post or by facsimile (Fax No.: 86-537-5383311).